
06012113

82- SUBMISSIONS FACING SHEET


Follow-Up
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REGISTRANT'S NAME Volkswagen AG

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FILE NO. 82- 2188 FISCAL YEAR 12-31-98

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VOLKSWAGEN AG

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12-31-98

Annual Report 1998


WOB V 93




160

Key Figures

		Volkswagen Group			VOLKSWAGEN AG		
		1998	1997	%	1998	1997	%
Vehicle Sales*	units	4,747,818	4,250,414	+11.7	2,285,884	1,736,683	+31.6
Production *	units	4,822,679	4,290,875	+12.4	1,470,850	1,187,869	+23.8
Workforce 31.12. *		297,916	279,892	+ 6.4	103,792	98,762	+ 5.1
Sales	million DM	134,243	113,245	+18.5	74,381	54,285	+37.0
Net Earnings before Tax	million DM	6,287	3,846	+63.4	4,442	2,201	x
Net Earnings after Tax	million DM	2,243	1,361	+64.8	1,241	966	+28.4
Dividend of VOLKSWAGEN AG	million DM				619	483	+28.3
of which on Ordinary Shares	million DM				463	369	+25.6
Preferred Shares	million DM				156	114	+ 37.1
Research and Development Expenditure	million DM	5,881	4,430	+32.8	3,132	2,324	+34.8
Capital Investments	million DM	24,304	17,577	+38.3	7,796	7,840	- 0.6
Depreciation and Write-Down	million DM	13,611	11,075	+22.9	3,336	2,900	+15.0
Cash Flow	million DM	16,804	12,181	+38.0	5,491	3,857	+42.4
Automotive Sector:							
Investments in Tangible Fixed Assets	million DM	11,013	8,153	+ 35.1	–	–	–
Capital Investments	million DM	11,924	9,113	+30.8	–	–	–
Depreciation and Write-Down	million DM	8,277	6,199	+33.5	–	–	–
Cash Flow	million DM	11,271	7,554	+49.2	–	–	–

* The volume data for the Volkswagen Group include the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor.

Production, Worldwide

	1998	1997
Volkswagen Passenger Cars	**3,168,319**	**2,763,933**
Golf	893,820	624,168
Passat, Santana	739,403	610,600
Polo, Derby	588,404	593,476
Gol	309,406	417,668
Vento, Jetta	156,619	230,753
New Beetle	107,090	415
Caravelle, Kombi	99,248	123,277
Bora	65,645	–
Lupo	64,855	–
Sharan	56,472	58,581
Parati	41,558	58,853
Beetle	36,492	35,678
Caddy Kombi	6,688	7,035
LT Kombi	2,619	3,429
Volkswagen Commercial Vehicles	**223,675**	**206,526**
Transporter	91,995	95,051
Voyage Saveiro	45,343	38,205
Caddy delivery van/Pickup	42,575	36,079
LT	30,419	26,690
Trucks	9,835	6,672
Buses	2,788	2,137
Golf Pickup	720	1,168
Hilux	–	524
Audi	**617,763**	**561,130**
A4	265,421	283,522
A6, 100	173,593	125,164
A3	143,974	128,183
A8	15,355	15,507
TT	13,682	–
Cabriolet	5,738	8,754

	1998	1997
Seat	**413,097**	**405,281**
Ibiza	180,775	168,492
Cordoba	103,409	91,326
Toledo	42,325	42,634
Arosa	38,338	42,703
Alhambra	21,300	16,503
Inca Kombi	7,708	11,070
Marbella	2,337	18,139
Inca delivery van	16,905	14,414
Škoda	**399,099**	**354,005**
Felicia	251,116	261,136
Octavia	117,616	60,488
Pickup	30,367	32,381
Bentley**	**414**	–
Arnage	261	–
Continental	75	–
Azure	68	–
Other	10	–
Rolls-Royce**	**312**	–

** Included in the consolidated figures with effect from July 4, 1998.

This version of the Annual Report is a translation from the German original. The German text is authoritative.

Annual Report 1998

Table of Contents



Supervisory Board and Board of Management

Report of the Board of Management

The Annual Report contains the consolidated financial statements of the Volkswagen Group, the summary management report of the Group and of VOLKSWAGEN AG, as well as additional information.





Information about the Fiscal Year

Financial Statements of the Volkswagen Group for 1998



Dr. Ferdinand Piëch

Letter to Stockholders

Dear Stockholder,

The past fiscal year was a successful one for Volkswagen:

- Our share of passenger car markets was increased in Western Europe and even worldwide.
- Production rose by 12.4 % to 4,822,679 units.
- We created some 18,000 new jobs.
- Group sales proceeds increased from 113.2 billion DM to 134.2 billion DM.
- After-tax profits of 2,243 million DM (against 1,361 million DM in 1997) reached a historical high.

Furthermore, with a pre-tax return on sales of 4.7 % we have again moved a step closer to our target of 6.5 %. Based on earnings development, we propose the payment of an increased dividend of 1.50 (1.20) DM per ordinary share and 1.60 (1.30) DM on each preferred share.

In the coming years our aim is to secure our position among the major automobile manufacturers in the world. We have therefore substantially increased our investment programme in the Automotive Division for the next five years by 17.6 billion DM to 61.5 billion DM. With this investment volume – the most extensive in the history of Volkswagen – we shall be sustaining our product offensive and aligning the efficiency of our factories and plant accordingly. In the Financial Services Division, additions to leasing and rental assets totalling some 66 billion DM are planned within the next five years.

At the Annual Meeting of Stockholders on June 2, 1999 we shall be proposing the adoption of financing instruments which will enable us to react flexibly to movements on the capital market: the creation of authorized capital stock, the authority to issue option and/or convertible bonds, including the creation of potential capital stock, and the authority to acquire treasury stock. The purpose of capital measures of this nature is to provide adequate funds to finance the growth of the Volkswagen Group over the coming years as and when necessary. In the interests of our stockholders, it is our aim to be able to act quickly when acquiring companies and/or holdings, and to deploy the most suitable instruments to that end, such as share swaps, as are commonly utilized on international markets.

In the year under review the world economy was affected by the economic crises in Asia, Russia and Latin America, which placed financial markets under heavy pressure. Those crises are still ongoing today, and indeed in some areas the situation is deteriorating. The automotive industry is affected to varying degrees. Moreover, the market is becoming more and more demanding, and competition ever more intensive, as a result of the increasing variety of products and the progressive homogenization of product characteristics. Customers are looking for individualistic products tailored to their own changing values.

We are meeting the challenges of the market with our corporate strategy, the core elements of which are our multi-brand strategy, our model policy and our platform strategy. These foundation stones are the launch pads from which we will attain our goals. They will enable us to offer the necessary product variety, flexibility and value for money which is essential in order to attract and enthuse customers.

The trademark of our multi-brand strategy in recent years was the consistent expansion of our product range to attract different customer groups. Each individual brand, and the care and maintenance of that brand, is of increasing significance in attaining our corporate goals. In addition to the familiar market segments, we will be making a strong commitment to growth in the top luxury market, in niche markets, and in the commercial vehicles and small car segments. We have made further progress in our efforts to offer our customers an even broader range of products.

Our acquisition of Rolls-Royce and Bentley enabled us, as intended, to make a direct entry into the top luxury segment. With Bentley we have gained the long-term benefit of a sporty top luxury brand which at the same time offers significant potential for development. With its acquisition of Lamborghini, Audi has taken on a new brand offering the very highest in sports car looks and performance. Bugatti offers us the opportunity to revitalize a top-class brand in a unique combination of tradition and technical perfection. Our activities in the niche vehicle market are illustrated by the Audi TT, which above all offers its target group a mix of sportiness and fun, and by the New Beetle, which especially embodies a new-style combination of emotion and aesthetics. We will also be continuing the development of our commercial vehicles business.

We see the fulfillment of individual needs and customers' special wishes as not being in conflict with the concept of value for money. Our platform strategy permits us to transfer cost and technology benefits across brands, to open up new earnings potential, and still allow enough room for the individuality and creativity of the respective brands and models.

At last year's Paris Motor Show the potential of Volkswagen was again on display: The Bugatti study, with its 18-cylinder engine, and the world's first production car offering fuel economy of just three litres per 100 kilometres are outstanding examples. They combine state-of-the-art technologies with innovative design, thus setting the new standard in automotive values.

For the Volkswagen Group the focus of the coming years will be on:

- product enhancements to fulfill the very highest quality demands, secure and increase sales, and reduce costs.
- limitation of the effects of the economic crises in Asia, Russia and South America.
- the integration of the new brands, and
- improved delivery reliability and compliance with set delivery dates.

It is the aim of Volkswagen to develop its position on the world market on a lasting basis with competitive and attractive products, even in times of economic downturn. Volkswagen has the potential to remain a winner in the global competition of the future. We hope that you will continue to place your trust in us as you have in the past.

Yours sincerely,



Ferdinand Piëch



Dr. Klaus Liesen

Report of the Supervisory Board

The Supervisory Board was able to monitor the development of the Volkswagen Group closely throughout the past fiscal year. It was regularly updated on the course of business and the Company's position. At four scheduled Supervisory Board meetings verbal and written reports from the Board of Management were received and reviewed. In addition, at an extraordinary meeting in April the Supervisory Board consulted on the possible acquisition of Rolls-Royce/Bentley. The Board of Management also provided the Supervisory Board with monthly detailed reports on significant developments throughout the Group. These reports included the latest key volume and financial data of the various brands and regions of the Volkswagen Group, set against budget and against the previous year, as well as a forecast through to the year-end. Written and verbal questions from the Supervisory Board were answered directly by the Board of Management. The Supervisory Board consulted in detail on corporate policy and on all decisions and undertakings of the Board of Management which were of significance for the future of the Group.

The Presidium of the Supervisory Board, comprising four of its members, was convened prior to each scheduled meeting. The Presidium was also convened in July to consult on the agreement between VOLKSWAGEN AG and BMW AG regarding the acquisition of Rolls-Royce/Bentley. The Balance Sheet and Personnel Committee and the Finance and Investment Committee each met once in the course of the past year. They each comprise five representatives of the stockholders and five employee representatives. The four-person Mediation Committee was not required to convene. Memberships of the respective committees are indicated in the list of Supervisory Board members.

A major topic at the meetings of the Supervisory Board was the objective of rounding off the Group's strategic presence in all market segments. The medium-term corporate planning for the years 1999 to 2003 was routinely presented, discussed in detail and approved at the Autumn meeting. The investment programme of VOLKSWAGEN AG for 1999 was approved.

Further topics of importance dealt with at Supervisory Board meetings in the past year were:

- The acquisition of the Rolls-Royce and Bentley Motor Cars Group.
- The resumption of the capital increase postponed from October 1997.
- The matters concerning the action for rescission of the share option plan adopted by resolution of the 1997 Annual Meeting of Stockholders.
- The construction of a glass-walled factory in Dresden.
- The establishment of a welfare fund for former forced labourers.
- The acquisition of the shares in AUTOEUROPA-AUTOMÓVEIS LDA. held by Ford.

- The results of the special investigation by the auditors C&L Deutsche Revision into possible re-imports into Germany by subsidiaries of Porsche Holding GmbH.
- The construction of Group representative offices in Berlin.

The main items on the agenda of the Spring 1999 meeting of the Supervisory Board were the consolidated financial statements of the Group and of VOLKSWAGEN AG for 1998, as well as the accompanying Management Report of the Group and of VOLKSWAGEN AG, which, together with the accounts, had previously been examined by the auditors and approved without qualification. The audit also covered the measures to be undertaken by the Board of Management in accordance with Section 91 subsection 2 of the German Corporation Act to ensure early detection of any developments endangering the continued existence of the Company. The Supervisory Board accepted the results of the audit. C&L Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, had been appointed auditors for the fiscal year 1998 at the Annual Meeting of Stockholders held on June 4, 1998. The audit met the extended requirements for single-company and consolidated financial statements stipulated in the German Law governing controls and transparency in business ("KonTraG").

The Supervisory Board's examination of the financial statements, the Management Report and the proposal regarding appropriation of net earnings available for distribution gave rise to no objections. The auditors were present at the relevant meeting of the Supervisory Board at which this item was reviewed, as well as at the preceding meeting of the Balance Sheet and Personnel Committee, and reported on the principal results of their audit. The Supervisory Board approved and thereby adopted the financial statements, and approved the proposal put forward by the Board of Management regarding appropriation of net earnings available for distribution.

After having been a member of the Board for more than eight years, Mr. Gerhard Schröder gave notice by his letter of October 13, 1998 of his resignation from the Supervisory Board with effect from November 14, 1998, in view of his upcoming election as Chancellor of the Federal Republic of Germany. In his time as a member of the Supervisory Board he made a skilled and far-sighted contribution to the development of VOLKSWAGEN AG. The Supervisory Board wishes to express to Mr. Schröder its special thanks for his high personal commitment to the Company. At the meeting of the Supervisory Board on November 27, 1998 the Minister President of Lower Saxony Mr. Gerhard Glogowski was elected as a new member of the

Presidium of the Supervisory Board of VOLKSWAGEN AG, said body also being the relevant committee pursuant to Section 27 of the German Law governing co-determination. With effect from November 19, 1998 the State of Lower Saxony appointed Dr. rer. pol. Peter Fischer, the Minister of Economics, Technology and Transport of Lower Saxony, as its new delegate member on the Supervisory Board of VOLKSWAGEN AG.

On May 17, 1998 Mr. Helmut Orlich passed away at the age of 91. Mr. Orlich joined Volkswagenwerk GmbH in 1946, and between 1961 and 1969 was a member of the Board of Management of Volkswagenwerk AG. By his exemplary commitment, he played a major role in the reconstruction and development of our Company. In Mr. Orlich we have lost one of the Volkswagen pioneers of the early years.

The long-term member of the Supervisory Board of Volkswagenwerk GmbH and of Volkswagenwerk AG, Mr. Hugo Bork, passed away on October 16, 1998. He worked for the Company from 1939 until his retirement in 1972. Mr. Bork was an exemplary, untiring and highly successful representative of the interests of the workforce over a number of decades. We will honour his memory.

On January 15, 1999 Professor Dr. Friedrich Thomée, former member of the Board of Management of Volkswagenwerk AG, passed away at the age of 78. He was a member of the Board of Management from October 1965 until the end of 1981. Over his many years of successful working, he enjoyed the highest professional admiration and personal esteem. We will remember Professor Dr. Thomée as a great entrepreneurial personality.

Mr. Claus Borgward, a former member of the Board of Management of VOLKSWAGEN AG of many years' standing, passed away on March 6, 1999. His outstanding professional skill and great commitment made a decisive mark on our Company. His courteous nature, humanity and kind-heartedness will remain in our memories.

The Supervisory Board would like to thank the members of the Board of Management, the Works Councils and all the employees of VOLKSWAGEN AG and its affiliated companies for their efforts and achievements.

Wolfsburg, March 19, 1999



Dr. Klaus Liesen
Chairman of the Supervisory Board



Supervisory Board

Dr. jur.
Klaus Liesen (67) [1)2)3)]
Essen
Chairman
Chairman of the Supervisory
Board of Ruhrgas AG
July 2, 1987*

Klaus Zwickel (59) [1)2)]
Frankfurt
Deputy Chairman
Chairman of the
Metalworkers Union
October 21, 1993

Josef Bauer (59) [3)]
Ingolstadt
Member of the Works
Committee of AUDI AG
July 2, 1987

Dr. jur.
Gerhard Cromme (56) [3)]
Essen
Chairman of the
Board of Management of
Fried. Krupp AG
Hoesch-Krupp
June 19, 1997

Dr. rer. pol.
Peter Fischer (57) [3)]
Hanover
Minister of Economics,
Technology and Transport
of Lower Saxony
November 19, 1998

Dr. jur.
Hans Michael Gaul (57) [2)]
Düsseldorf
Member of the Board of
Management of VEBA AG
June 19, 1997

Gerhard Glogowski (56) [1)2)]
Hanover
Minister President of the
State of Lower Saxony
November 13, 1996

Wilhelm Hemer (55) [3)]
Frankfurt
Trade Union Secretary
to the Executive Committee
of the Metalworkers Union
May 3, 1989

Gerhard Kakalick (52) [2)]
Kassel
Chairman of the Works
Council of VOLKSWAGEN AG
Kassel Plant
June 3, 1993

Wolfgang Klever (58) [2)]
Braunschweig
Chairman of the Works
Council of VOLKSWAGEN AG
Braunschweig Plant
October 1, 1995

Dr. rer. pol.
Jürgen Krumnow (54) [2)]
Frankfurt
Member of the
Board of Management of
Deutsche Bank AG
June 1, 1994

Roland Oetker (49) [3)]
Düsseldorf
President Deutsche
Schutzvereinigung
für Wertpapierbesitz e.V.
(German Stockholders'
Association)
June 19, 1997

Dr. jur. Heinrich v. Pierer (58) [2)]
Munich
Chairman of the Board of
Management of Siemens AG
June 27, 1996

Dr.-Ing. E. h.
Günther Saßmannshausen (68)
Hanover
July 2, 1987

Siegfried Schinowski (58) [2)]
Wolfsburg
Chief Executive of Bauhof e.V.
July 2, 1992

Dr. rer. pol.
Albert Schunk (57)[3]
Frankfurt
Head of the International
Department on the Executive
Committee of the
Metalworkers Union
July 5, 1977

Bernd Sudholt (52)[3]
Wolfsburg
Deputy Chairman
of the Group and Joint Works
Councils of VOLKSWAGEN AG
July 2, 1992

Klaus Volkert (56)[1][2]
Wolfsburg
Chairman of the Group
and Joint Works Councils of
VOLKSWAGEN AG
July 2, 1990

Dr. rer. pol.
Bernd W. Voss (59)[3]
Frankfurt
Member of the Board
of Management
of Dresdner Bank AG
July 22, 1993

Dr. rer. pol.
Ekkehardt Wesner (59)[3]
Wolfsburg
Senior Executive
of VOLKSWAGEN AG
June 18, 1996

Changes on the Supervisory Board:

Gerhard Schröder (54)[1][2]
Bonn
Chancellor of the Federal
Republic of Germany
July 17, 1990 to November 14, 1998

1) Member of the Presidium and the Mediation Committee in accordance with Section 27 subsection 3 of the Co-Determination Act.
2) Member of the Finance and Investment Committee.
3) Member of the Balance Sheet and Personnel Committee.

* This indicates since when the person in question has been a member of the body concerned, or the period for which the person was a member.

Board of Management of VOLKSWAGEN AG

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (61)
Chairman
January 1, 1993
Research and Development
December 1, 1995
Production Optimization
and Procurement
November 30, 1996
Member of the Board of
Management
April 10, 1992

Bruno Adelt (59)
Controlling
and Accounting
January 1, 1995

Dr. Robert Büchelhofer (56)
Sales and Marketing
April 1, 1995

Dr. rer. pol. h. c.
Peter Hartz (57)
Human Resources
October 1, 1993

Dr. jur.
Jens Neumann (53)
Group Strategy,
Treasury, Legal Matters and
Organization
January 1, 1993

In accordance with Section 285 subsection 10 of the German Commercial Code, details of the memberships of the members of the Board of Management and the Supervisory Board on other statutory supervisory boards and comparable supervisory bodies are listed in the Notes to the separate financial statements of VOLKSWAGEN AG, which are available free of charge from the address given on page 100.

Volkswagen

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (61)
Chairman of the
Volkswagen Management Body
August 1, 1993*

Dr. Robert Büchelhofer (56)
Sales and Marketing
April 1, 1995

Francisco Javier Garcia Sanz (41)
Procurement
November 30, 1996

Dr. rer. pol. h. c.
Peter Hartz (57)
Human Resources
October 1, 1993

Dr. phil.
Klaus Kocks (46)
Communications
July 1, 1996

Dr. jur.
Jens Neumann (53)
Organization and Systems
September 3, 1993

Lothar Sander (48)
Controlling and Accounting
January 1, 1995

Folker Weißgerber (57)
Production, Logistics
March 16, 1993
Deputy, Production
and Logistics
December 1, 1991 to
March 16, 1993

Dr. rer. nat.
Martin Winterkorn (51)
Technical Development
January 1, 1996

Volkswagen Commercial Vehicles

Bernd Wiedemann (56)
Chairman of the
Management Body of
Volkswagen Commercial
Vehicles
August 1, 1995

Audi

Dr.-Ing.
Franz-Josef Paefgen (52)
Chairman of the Board of
Management of AUDI AG
March 18, 1998
Spokesman of the Board of
Management of AUDI AG
July 1, 1997 to March 17, 1998
Marketing and Sales
March 1, 1997 to June 30, 1997
Technical Development
March 22, 1995 to April 30, 1997
Deputy Chairman of the Board of
Management of AUDI AG
January 1, 1997 to June 30, 1997

Peter Abele (57)
Finance and Organization
June 1, 1997

Dr. jur.
Georg Flandorfer (52)
Marketing and Sales
July 1, 1997

Jürgen Gebhardt (54)
Production
February 1, 1993

Dr.-Ing.
Werner Mischke (50)
Technical Development
May 1, 1997

Dr. h. c.
Andreas Schleef (55)
Human Resources
March 27, 1985

Erich Schmitt (52)
Purchasing
June 1, 1997
Purchasing, Finance and
Organization
November 25, 1992 to May 31, 1997

Seat

Pierre-Alain De Smedt (54)
Chairman of the Board of Management of SEAT, S.A.
July 1, 1997
Procurement
January 1, 1997
Deputy Chairman of the Board of Management of SEAT, S.A.
January 1, 1997
to June 30, 1997

Josef Anton Habla (50)
Production
June 1, 1997

Erich Krohn (49)
Finance
April 1, 1997
Member without Portfolio
January 1, 1997 to March 31, 1997

Rodrigo Sergio Navarro Segura (36)
Human Resources
January 1, 1997

Detlev Schmidt (54)
Sales
January 1, 1994

Dr. rer. nat.
Martin Winterkorn (51)
Research and Development
September 24, 1998

Škoda

Vratislav Kulhánek (55)
Chairman of the Board of Management of ŠKODA AUTO a.s.
April 16, 1997

Detlef Wittig (56)
Deputy Chairman, Commercial Affairs
April 16, 1997
Sales and Marketing
July 1, 1995

Wilfried Bockelmann (57)
Technical Development
April 16, 1997
Production and Logistics
August 1, 1997
to December 31, 1997

Karl-Günter Büsching (57)
Production and Logistics
January 1, 1998

Dr. jur.
Pavel Nováček (50)
Human Resources
April 16, 1991

* The date signifies the beginning or the period of membership of the respective body.

Rolls-Royce/Bentley

Anthony Gott (43)
Chairman of the Board
January 1, 1999
Engineering
December 15, 1997

Douglas Dickson (51)
Manufacturing
January 1, 1999

Christine Gaskell (39)
Personnel
August 12, 1997

Hans-Georg Melching (49)
Finance and Systems
July 15, 1998

Keith Sanders (54)
Sales and Marketing
August 12, 1997

Changes on the Rolls-Royce/Bentley Management Body:

Graham John Morris (49)
Chairman of the Board
March 1, 1997 to
December 31, 1998

David Cowen (35)
Finance and Systems
August 19, 1997 to July 15, 1998

William Hall (57)
Manufacturing
September 1, 1997
to December 31, 1998



Management Report of the Volkswagen Group and of VOLKSWAGEN AG



Bentley Azure

Slowdown in growth of world economy

The upturn in the world economy slowed significantly from mid 1998. Average growth in the industrial nations was only around 2 %, compared with 3.2 % in the previous year. The main reasons were the ongoing financial crisis in Asia, the recession in Japan and the difficult economic conditions in Russia. In the Asia region, China and Taiwan achieved positive economic growth of 7.8 (8.8) % and 4.8 (6.8) % respectively. Japan's gross domestic product declined by just under 3 %, against an increase of 1.4 % in the previous year. Although the economic position also deteriorated in Latin America, and some currencies came under heavy pressure to devalue, Mexico and Argentina were able to increase their gross domestic product by 4.7 (7.0) % and 4.5 (8.6) % respectively. In the second half of the year Brazil fell into recession; average economic output over the year increased only slightly, after a rise of 3.2 % in 1997. The US economy achieved the same growth rate as in the previous year, 3.9 %, mainly as a result of very strong fourth-quarter growth.

In Western Europe growth was 2.7 %, as in the previous year; interest and inflation rates remained low. Consumer demand and investments rose, while export growth weakened slightly. Of the reforming countries of Central Europe, Poland, Slovakia and Hungary recorded a strong upturn, whereas the Czech economy went through a period of recession.

Accompanying the slight improvement on the labour market and the low rate of inflation, consumer demand in Germany also picked up. Conversely, exports lost some of their momentum in the course of the year. The fall in exports to South East Asia was largely compensated by increasing exports to the rest of Europe, however. Gross domestic product rose by 2.8 %; the growth rate was consequently above the previous year's figure of + 2.2 %.

The major world passenger car markets (million units)



15
12
9
6
3
1994
1995
1996
1997
1998
Western Europe
USA
Japan

Automotive business declining on a global scale

For the first time after four successive years of growth, worldwide demand for passenger cars fell back below the previous year's level in 1998. The total of 35.9 million new vehicle registrations was 2.2 % fewer than in the previous year. While deliveries in Asia and South America were in decline, in North America and Central and Eastern Europe they were stagnant. In contrast, the growth on the Western European passenger car market in progress since 1994 continued.

World automobile production totalled 52.7 million units (– 2.6 %), of which 37.9 million were passenger cars (– 2.3 %). Unutilized production facilities, especially in Asia, helped to intensify international competition. Competition was further heightened by the progressive consolidation of the automotive industry and by manufacturers' more strongly deployed product offensives.

In Western Europe new passenger car registrations rose by 7.0 % to 14.3 million units. Of those, 10.6 million units were registered in Western Europe outside Germany – an increase of 7.3 %. Particular growth impulses came from Spain and France, where rates of 17.2 % and 13.5 % respectively were achieved. The reasons, apart from the positive general economic development in both countries, were the bonus scheme to encourage the scrapping of old vehicles operating in Spain since January 1997, and in France the relatively low level of the previous year. In Italy the Government sponsorship scheme expired in July. As a result of the heavy fall in the market in the second half of the year, volumes were 1.6 % down on the previous year. The automobile market in Great Britain, the third largest in Western Europe, grew by 3.5 %.

The passenger car markets in Central and Eastern Europe developed inconsistently. While Poland, Hungary, Slovakia and Slovenia recorded growth, sales in Russia and the Czech Republic declined.

In Germany new vehicle registrations increased by 6.3 % to 4,031,869 units, again a larger rise than in the previous year. 3,735,987 passenger cars (+ 5.9 %) and 207,200 light trucks up to 6 tonnes (+ 9.6 %) were sold. The growth resulted, in particular, from the improved availability of new volume models in the second half of the year. The development in German manufacturers' export business was again positive, owing to rising exports to Western Europe and North America. Overall, exports increased by 15.1 % to 3,912,044 units. Consequently, the automotive industry was once again the motor of German exports. A total of 5,726,788 motor vehicles were produced, 14.0 % more than in the previous year.

Deliveries increased by 7.5 %

With a worldwide total of 4,582,132 vehicles delivered, the Volkswagen Group achieved a new sales record. Against an overall fall in market volumes, a 7.5 % increase was attained. The Company's share of the world passenger car market increased from 10.4 % to 11.5 %. The respective unit sales of the various divisions were as follows: Volkswagen 3,186,633 (+ 7.1 %); Audi 599,509 (+ 9.7 %); Seat 431,550 (+ 7.2 %); and Škoda 363,500 (+ 8.1 %). From July 4th, a total of 940 Rolls-Royce and Bentley automobiles were delivered. 75.9 % of the Group's total vehicle sales were outside Germany, as against 76.4 % in the previous year.

Market share in Western Europe developed

With an 18.0 (17.1) % share of the passenger car market, the Volkswagen Group substantially built on its lead over its competitors in Western Europe. A total of 2,828,625 automobiles, 13.7 % up on the previous year, were delivered. The respective total sales and market shares of the various divisions were as follows: Volkswagen 1,759,865 units (+ 14.5 %) – with a 11.0 (10.3) % share, Volkswagen was the market leader in the passenger car

Key markets of the Volkswagen Group

	Deliveries 1998 (units)*	Change over 1997 (%)	Share of passenger car market 1998 (%)	Share of passenger car market 1997 (%)
Worldwide	**4,582,132**	**+ 7.5**	**11.5**	**10.4**
Western Europe	2,828,625	+ 13.7	18.0	17.1
of which: Germany	1,102,349	+ 9.5	28.2	27.5
Italy	296,862	+ 18.8	12.0	9.9
Spain	277,808	+ 19.5	21.7	21.1
France	237,908	+ 13.0	11.0	11.3
Great Britain	228,605	+ 10.2	9.3	8.7
Central/Eastern Europe	286,061	– 1.9	13.3	13.8
North America Region	419,057	+ 53.4	4.4	2.9
of which: USA (import market)	267,725	+ 55.6	7.7	5.2
Canada	41,397	+ 51.2	5.5	3.6
Mexico	109,935	+ 48.9	25.2	23.4
South America/Africa Region	587,280	– 23.0	21.2	24.4
of which: Brazil	445,796	– 25.4	30.2	32.6
Argentina	63,444	– 4.2	17.2	19.0
South Africa	47,666	– 14.3	21.2	20.9
Asia-Pacific Region	376,264	+ 1.3	5.4	4.4
of which: China	302,740	+ 8.2	56.0	55.0
Japan (import market)	49,124	– 16.5	18.9	17.6

* *Passenger cars and commercial vehicles; Rolls-Royce and Bentley vehicles included as from July 4, 1998.*

Shares of sales (before consolidation) by brand and region (in %)




VW Passenger Cars
VW Commercial Vehicles
Audi
Seat
Škoda
North America Region
South America/Africa Region
Asia-Pacific Region
Financial Services/ Financing

segment; Audi delivered 500,930 units (+ 8.4 %), representing a 3.4 (3.4) % share of new registrations; Seat increased sales by 8.6 % to 395.341 units, achieving a 2.5 (2.5) % market share; Škoda posted the largest increase – 37.2 % – to a total of 172,058 units, representing a 1.1 (0.9) % share of the passenger car market; in the period July to December, 431 Rolls-Royce and Bentley vehicles were delivered.

On the markets of Central and Eastern Europe, Group sales fell by 1.9 %, to 286,061 units, as a result of the unfavourable economic conditions. Positive momentum for growth came from Poland, Hungary and Croatia, as well as Slovakia, where deliveries rose by 5.7 % to 40,483 units. In contrast, a decline in sales was seen in Slovenia and in the Czech Republic, where the sales of 94,177 units were 19.1 % down on the previous year.

In Germany, the largest automobile market in Europe, the Volkswagen Group increased its deliveries by 9.5 % to 1,102,349 vehicles. With a 28.2 (27.5) % share of the passenger car market, the Group was able to strengthen its leading position. In the new federal states in the East of Germany, the Group was likewise the market leader, with 27.4 (26.6) % of the market.

Sales success in the North America region

Growth in the US economy remained strong through 1998, owing to the stability of consumer demand. Passenger car demand continued to decline as a result of the sustained trend towards utility vehicles (– 1.6 %). Volkswagen was able to buck the market trend and increase its sales by a substantial 59.4 %, to 219,858 units. Special factors in this were the New Beetle and the Passat. Audi likewise significantly increased deliveries, to 47.517 units (+ 39.1 %). The Group's share of new passenger car registrations among the imported brands reached 7.7 (5.2) %.

Overall economic development in Canada did not match that of the previous year. While the passenger car market stagnated, Volkswagen Canada Inc. improved its share to 5.5 (3.6) %. Group deliveries increased by 51.2 % to 41,397 units.

As a result of lower export growth, a sustained high inflation rate, and the devaluation of the Peso, economic growth in Mexico slowed. Passenger car demand for the year totalled 426,284 units. The Group's share of that total was 25.2 (23.4) %, narrowly missing out on first place in the new registration figures. A total of 109,935 automobiles (+ 48.9 %) were delivered.

In the North America region, sales increased by 53.4 % to 419,057 units. Of those, 366,592 were Volkswagen vehicles (+ 55.1 %); 52,098 Audi (+ 41.1 %); and, in the second half of the year, 367 Rolls-Royce and Bentley vehicles.

Decline in unit sales in the South America/Africa region

In Brazil there was a severe economic downturn in the second half of the year as a consequence of the crisis in Asia and an intensified policy of economic stabilization. The 21.4 % collapse in new passenger car registrations to 1,232,206 units was exacerbated by the sustained high interest rates. The Volkswagen Group was the market leader in terms of new registrations, with a share of 30.2 (32.6) %. Passenger car deliveries fell heavily, by 27.1 %, to 371,878 units. In the utility vehicles class the Group sold 62,538 units (– 18.9 %), attaining a market share of 24.1 (25.8) %. In the 7 to 35 tonne segment, 11,380 Volkswagen trucks and buses were sold (+ 7.7 %), representing a market share of 16.9 (15.2) %. In order to avoid substantial personnel cuts, with effect from the year-end 1998 Volkswagen do Brasil Ltda. introduced a four-day week, with correspondingly scaled-down pay, an early retirement programme, and other cost-cutting measures.

In Argentina economic growth weakened significantly in the second half of the year. Exports were affected by the low prices on world markets for agricultural raw materials and by the relatively strong US Dollar, to which the Argentinian Peso is tied. On the passenger car market, the country's close economic ties with Brazil led to a downturn in the second half of the year. Over the year as a whole, the total of 321,685 units reached only the previous year's level; the Group's share of that total was 17.2 (19.0) %. Consequently, Volkswagen occupied third place on the market. Deliveries of 63,444 units were down on the previous year's figure (– 4.2 %).

In South Africa the economic position has deteriorated. High unemployment and the interest rate increases imposed by the central bank due to the strong devaluation pressure on the Rand had a negative effect; the passenger car market declined by 15.0 %. With a 21.2 (20.9) % share of the market, the Group attained second place in terms of new vehicle registrations. Sales of Volkswagen of South Africa (Pty.) Ltd. on the domestic market fell to 47,666 units (– 14.3 %). In order to counter the growing competitive pressure resulting from increasing import volumes, the Company is focussing its efforts more strongly on exports; it is currently developing into the largest automobile manufacturer in Africa.

Overall, the Volkswagen Group sold a total of 587,280 automobiles in the South America/Africa region, 23.0 % fewer than in the previous year. Volkswagen sold 566,913 units (– 23.4 %); Audi 12,453 (+ 23.2 %); and Seat and Škoda together 7,914 (– 40.6 %).

Financial crisis in the Asia-Pacific region

In fiscal 1998 the financial and economic crisis took on different forms in the various markets of the Asia-Pacific region. In China the crisis was reflected in stifled growth. In addition to rising unemployment, deflationary tendencies and weakened export growth, the consequences of the catastrophic floods also placed a heavy burden on the economy. The Government introduced further countermeasures to boost the economy. The passenger car market exceeded the previous year's volume by 6.6 %, totalling 541,000 units. The Volkswagen Group increased its total sales by a disproportionately high 8.2 %, to 302,740 units. With 56.0 (55.0) % of the passenger car market, it was once again the market leader by far.

In the course of the year the economic downturn in Japan worsened. Characteristic features were the collapsing domestic demand, falling prices, declining investments and rising unemployment. Although the Government introduced a number of wide-ranging measures to boost the economy, no sustained recovery was brought about. With 4,093,573 new registrations (– 8.9 %), the passenger car market volume fell to its lowest level for ten years. The new vehicle business of the Volkswagen Group declined by 16.5 % to 49,124 units. However, in a passenger car import sector which contracted by 22.2 % overall, Volkswagen was able to build on its attractive product range to increase its market share to 18.9 (17.6) %.

Total deliveries to customers of the Volkswagen Group in the Asia-Pacific region were 376,264 units, 1.3 % up on the previous year. Of the total number of vehicles sold, Volkswagen sold 353,972 (+ 2.7 %); Audi 21,830 (– 15.5 %); Seat and Škoda 371 (– 61.9 %); and, in the second half of the year, Rolls-Royce and Bentley 91.

Expanding financial services business

The expansion of the Financial Services Division on an international scale was sustained in the past year. At the beginning of the year under review the VOLKSWAGEN BANK POLSKA S.A. was founded. After receiving its banking licence from the Polish central bank, the company started trading in the second half of the year. Volkswagen Bank GmbH and Volkswagen Leasing GmbH opened offices in Italy. The representative office in Beijing established in 1997 received its operating permit from the Chinese Government in the past year. It must now spend two years preparing for its operational market launch before it can apply for permission to establish a financial services company.

Worldwide, outstanding financing and leasing agreements rose by 10.0 % to a total of 2,699,800 contracts; 1,145,800 new contracts were signed. 26.1 % of all new vehicles delivered by the Group were leased or financed. In the period under review VOLKSWAGEN FINANCE JAPAN KK and Volkswagen Financial Consultant Service K.K. were fully consolidated for the first time.

As one of the leading companies in the European auto leasing business, Volkswagen Leasing GmbH concluded 198,700 new leasing agreements. As per December 31, 1998, the company held 461,600 outstanding agreements.

In the customer finance sector, Volkswagen Bank GmbH concluded 375,500 new customer credit agreements; as per December 31, 1998 the company held a total of 915,400 outstanding agreements, an increase of 5.4 %. Receivables in respect of dealer financing on the balance-sheet date increased by 58.3 % to 5,363 million DM. Deposits in the strongly expanding direct-banking division increased by 33.2 % to 4.3 billion DM.

In the year under review, the companies belonging to the Volkswagen Financial Services AG financial holding group, and Volkswagen Bank GmbH as an individual company, fully complied at all times with the requirements of the German Credit Act (Kreditwesengesetz).

Unit sales and sales proceeds at a high level

In 1998 the Group sustained its product offensive: The market launches of the Golf Cabriolet, the Audi A6 Avant, the Audi S4, the redesigned Škoda Felicia and the Škoda Octavia Combi in the first half of the year were followed in the second half of the year by the Lupo, the Bora, the New Beetle on the European market, the Audi TT Coupé, the Seat Toledo and the Bentley Continental SC Coupé.

Overall, the high demand for our models has resulted in strong growth in unit sales and sales proceeds. The Volkswagen Group sold a total of 4,747,818 vehicles to dealers worldwide (+ 11.7 %), of which 75.7 (76.6) % were outside Germany. The highest volume of unit sales was in the Golf, with 18.5 %, followed by the Passat and the Polo, with 15.3 % and 12.0 % respectively.

Sales proceeds increased by 18.5 % to 134.2 billion DM. Of that total, the Golf contributed 15.9 %, the Passat 11.4 % and the Audi A4 7.9 %. Sales proceeds in Germany rose by 19.3 % to 46.7 billion DM, and outside Germany by 18.2 % to 87.5 billion DM. Consequently, sales outside Germany represented 65.2 (65.4) % of total sales proceeds.

VOLKSWAGEN AG sold 2,285,884 vehicles, exceeding the previous year's figure by 31.6 %. This generated sales proceeds amounting to 74.4 billion DM (+ 37.0 %), of which 57.9 (57.4) % were exports.

Unit sales*

	1998	1997	%
Worldwide	**4,747,818**	**4,250,414**	**+ 11.7**
Germany	1,152,604	992,886	+ 16.1
Abroad	3,595,214	3,257,528	+ 10.4
Volkswagen Passenger Cars	3,099,177	2,737,199	+ 13.2
Volkswagen Commercial Vehicles	223,878	209,654	+ 6.8
Audi	605,658	551,871	+ 9.7
Seat	432,784	405,326	+ 6.8
Škoda	385,556	346,364	+ 11.3
Rolls-Royce/Bentley**	765	–	x

* Including 309,000 (280,000) vehicles of the not fully consolidated vehicle-producing holdings Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor.

** Included in the consolidated figures with effect from July 4, 1998.

Production*

	1998	1997	%
Worldwide	**4,822,679**	**4,290,875**	**+ 12.4**
Germany	1,982,368	1,618,496	+ 22.5
Abroad	2,840,311	2,672,379	+ 6.3
Volkswagen Passenger Cars	3,168,319	2,763,933	+ 14.6
Volkswagen Commercial Vehicles	223,675	206,526	+ 8.3
Audi	617,763	561,130	+ 10.1
Seat	413,097	405,281	+ 1.9
Škoda	399,099	354,005	+ 12.7
Rolls-Royce/Bentley**	726	-	x

* Including 385,000 (360,000) vehicles of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor.
** Included in the consolidated figures with effect from July 4, 1998.

Production increased by 12.4 %

In accordance with the favourable sales volumes, the Volkswagen Group set a new production record of 4,822,679 units, an increase of 12.4 %. 58.9 (62.3) % of all vehicles were manufactured abroad. The average number of vehicles produced per working day stood at 19,490 (17,387) units. VOLKSWAGEN AG produced 1,470,850 units, 23.8 % more than in the previous year. Daily production output stood at 5,679 units (+ 17.6 %). On June 9th, the 18 millionth Golf rolled off the production line in Wolfsburg. On June 17th, Audi celebrated completion of the one millionth A4. The Martorell plant produced its two millionth vehicle on November 18th. On December 14th, the one millionth Škoda Felicia rolled off the production line in Mladá Boleslav.

Volume of purchasing increased

In the past fiscal year the worldwide volume of purchasing of the Volkswagen Group – excluding sales tax – rose to 80.5 (68.4) billion DM. This increase reflects the higher level of capital investments, the higher production and the trend towards more upmarket outfitting. Of the total volume of purchasing, 55.6 (52.8) % originated from German suppliers. VOLKSWAGEN AG purchased goods and services totalling 30.5 (25.9) billion DM, of which 73.2 (77.5) % originated in Germany. Of that figure, 22.7 (18.9) billion DM was attributable to raw materials and supplies and merchandise purchases, and 7.8 (7.0) billion DM to capital goods and services.

Raw material prices developed satisfactorily, an example of which was the downward trend in the quoted price of aluminium on the commodity markets. The increased demand for galvanized flat-steel products was safeguarded in the specified quality and in adequate quantities worldwide. An inter-company cooperation agreement also enables us to use magnesium in greater quantities with a safeguarded supply base. The procurement of raw synthetic materials of a wide variety of sorts and in a wide variety of qualities for production operations is also secure at Volkswagen and its suppliers.

Capital investments and cash flow in the Automotive Division (billion DM)


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Capital investment activity strengthened

In the year under review the Volkswagen Group invested a total of 24,304 million DM (+ 38.3 %). Of that figure, 11,924 million DM (+ 30.8 %) was attributable to the Group Automotive Division, of which 11,013 (8,153) million DM was invested in tangible and intangible assets. The increase reflects the expansion of our product range and of our engine, gearbox and running gear programme. A further key area was the modernization of our sites in order to further improve productivity, quality and levels of environmental protection, including in the manufacturing process. The major portion of the capital investments undertaken were by VOLKSWAGEN AG, Audi, Volkswagen do Brasil Ltda., and Volkswagen de Mexico, S.A. de C.V. The cash flow of the Group Automotive Division totalled 11,271 million DM (+ 49.2 %). Consequently, 94.5 % of investments were financed from cash flow. Overall Group cash flow increased by 38.0 % to 16,804 million DM.

The Volkswagen Group invested 2,761 million DM in financial assets, as against 1,620 million DM in the previous year. Of particular note in this respect were investments in special securities funds by VOLKSWAGEN AG, the acquisition of COSWORTH TECHNOLOGY LIMITED and of Automobili Lamborghini S.p.A. by AUDI AG, and the equity valuation.

Additions to leasing and rental assets increased by 34.3 % to 10,391 million DM. This illustrates the major significance of the financial services business. The growth was financed through the international money and capital markets and by intra-Group loans, among other means.

VOLKSWAGEN AG invested a total of 7,796 million DM, 0.6 % below the record level in 1997. Of this figure, 2,845 million DM (– 6.8 %) was invested in tangible and intangible assets. The investments were mainly allocated to the new models, to product maintenance, and to improving the manufacturing structure. Research and development was also expanded. Financial investments totalling 4,951 million DM (+ 3.4 %) were mainly attributable to the acquisition of special securities funds, as well as to the incorporation of additional subsidiaries and capital injections in Volkswagen Beteiligungs-Gesellschaft mbH.

Workforce*

Employees	1998	1997	%
Worldwide average over year	**294,385**	**274,575**	**+ 7.2**
Worldwide as per Dec. 31	**297,916**	**279,892**	**+ 6.4**
Germany	155,435	145,986	+ 6.5
Abroad	142,481	133,906	+ 6.4

* Including apprentices and an average workforce over the year of 18,802 (18,443) of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor; 18,773 (18,188) people as per December 31st.

Volkswagen Beteiligungs-Gesellschaft

In the year under review, the shares in the subsidiaries Volkswagen Canada Inc., Ontario; Coordination Center Volkswagen S.A., Brussels; Volkswagen Investments Ltd., Dublin; Volkswagen International Finance N.V., Amsterdam; and Volkswagen Bruxelles S.A., Brussels, previously held by VOLKSWAGEN AG, were transferred to the holding company Volkswagen Beteiligungs-Gesellschaft mbH, Wolfsburg, which had been founded in 1997. As already reported in the Management Report and the Notes to the financial statements in the 1997 Annual Report, the shares in Europcar International S.A.; SEAT, S.A.; Volkswagen de Mexico, S.A. de C.V.; VOLKSWAGEN OF AMERICA, INC.; Volkswagen Finance S.A.; Volkswagen Navarra, S.A.; AUTOGERMA S.p.A.; VOLKSWAGEN Group United Kingdom Ltd.; and Groupe VOLKSWAGEN France s.a., previously likewise held by VOLKSWAGEN AG, had been transferred to Volkswagen Beteiligungs-Gesellschaft mbH in fiscal 1997.

Some 18,000 jobs created

Our market success and the consequent expansion of production volumes allowed us once again to take on new employees: As at the balance-sheet date the workforce of the Volkswagen Group had increased by 6.4 % to 297,916 people. The average number of employees in the Volkswagen Group increased to 294,385, 7.2 % more than in the previous year. Of that total, 153,395 were employed in Germany (+ 6.6 %) and 140,990 abroad (+ 7.9 %). Consequently, employees in Germany represented 52.1 (52.4) % of the total worldwide workforce. Productivity was increased by 4.9 % over the 1997 level.

As of December 31, 1998 VOLKSWAGEN AG employed 103,792 people (+ 5.1 %), of whom 7,262 were on limited-term contracts. 7.4 (7.5) % of the total workforce were non-German.

With regard to working hours, the concept of the "Breathing Company" was expanded on a global scale. In addition to personalized working hours based on the so-called "time corridor" and "time banking" concepts, it also covers production during company holidays as well as Saturday and Sunday working. This scheme now covers almost 90 % of the Group's workforce. At the Wolfsburg plant the concept was developed further; with effect from February 8, 1999 a new working hours model applies to the automobile production and associated departments. The conventional four-day week can be spread over four, five or six factory working days, according to the needs of the production departments. This model delivers a high degree of flexibility, synchronization of working hours structures, and optimum communication, benefits which ultimately enhance the quality of the product for the customer.

On January 1, 1998 the in-company agreement implementing the so-called "Time Asset" scheme came into force. By investing components of their remuneration in the form of cash or time, the employees of VOLKSWAGEN AG have the possibility to personalize the duration of their working lives. They can also top up their pensions by means of an additional investment based on the conversion of remuneration components.

Also with effect from the beginning of 1998, VOLKSWAGEN AG has bundled part of its internal services into a new "Services" business unit. The unit covers functions such as chauffeuring, catering, hotels, security, printing, centralized postal and photographic services. The aim is to enhance the service offer both internally and externally.

Environmental protection a priority

For Volkswagen, environmental protection is a significant strategic factor. A key aim is therefore to ensure effective and cost-effective environmental protection in production and in the finished product. In its efforts to achieve this, the Group does more than meet legal requirements. The range of current topics, for example, stretches from emissions and fuel economy, through alternative vehicle/drive concepts, manufacturing technologies and environmentally friendly servicing, to recycling. In all business processes environmental management is a firmly based component of the overall management system. Avoidance comes before re-use, so ecologically sound product development, in particular, enjoys high priority.

VOLKSWAGEN AG has invested 65.9 million DM in environmental protection, primarily in compliance with automotive engineering regulations and in relation to clean air measures, water protection and waste management. However, the actual investments made are in fact considerably higher. The reason for this is the integration of ecological aspects in plant and manufacturing equipment, which cannot be clearly sectioned off from other expenditure. Operating costs for environmental protection systems and equipment totalled 169 million DM. At the German plants the focus in the coming years will be on modernizing the waste water drainage systems. In addition, legal requirements for safety systems on plant utilizing water-endangering substances will make further capital investments necessary. More information on the subject of environmental protection is contained in the Volkswagen Environmental Report, the third issue of which will be published in Autumn 1999.

Expenditure on research and development by the Volkswagen Group and VOLKSWAGEN AG (billion DM)



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Groundbreaking research and development

In order to secure the future of the Company, the Volkswagen Group spent 5.9 billion DM (+ 32.8 %) on research and development in 1998. This represented 4.4 (3.9) % of total Group sales proceeds. The Research and Development function employed 16,190 people (+ 9.4 %). VOLKSWAGEN AG spent a total of 3.1 billion DM (+ 34.8 %) on research and development. It employed 8,251 people (+ 5.8 %) in this sector. The number of patents registered in Germany rose by 39.3 % to 680; the number registered outside Germany rose by 33.2 % to 261.

The object of activities in this field is to offer our customers reliable, high-quality, attractive and durable vehicles, with a maximum level of comfort and low consumption. Key areas in the past year were innovative drive technologies, lightweight construction, vehicle safety, and motorsport. New traffic concepts, protection of the environment and an improved development process were also of great importance.

Further information on the field of research and development is given on pages 39 to 41 of the Report.

Acquisitions and cooperation agreements

With effect from July 3, 1998, subsidiaries of VOLKSWAGEN AG in Great Britain and in the USA acquired the Rolls-Royce and Bentley Motor Cars Group from Vickers P.L.C. A purchase price of 369.8 million Pounds was paid, and a loan from Vickers P.L.C. in the amount of 109.6 million Pounds was repaid. This purchase price will be adjusted to an insignificant degree depending on the confirmed balance sheet statement as at the date of acquisition. Agreements signed on July 28, 1998 between VOLKSWAGEN AG and BMW AG and between a subsidiary of BMW AG and Rolls-Royce Motor Cars Limited regulated the use of the name "Rolls-Royce". The agreements stipulate that the name is to be licensed free of charge and exclusively to Rolls-Royce Motor Cars Limited until December 31, 2002. BMW AG will continue to supply engines and components. With effect from January 1, 2003 BMW AG will take over the Rolls-Royce brand. Volkswagen will then concentrate operations at the plant in Crewe, England, on the development, manufacture and sale of top luxury vehicles under the Bentley brand name.

On August 31, 1998, the VOLKSWAGEN SARAJEVO, d.o.o. company founded on July 30, 1998 began the assembly of Škoda vehicles in Bosnia-Herzegovina at the factory facility taken over from the pre-war assembly company TAS. VOLKSWAGEN AG holds 58 % of the company and the Bosnian company UNIS Holding 42 %.

In July VOLKSWAGEN AG acquired BUGATTI INTERNATIONAL S.A. HOLDING, Luxembourg, and thereby the worldwide rights to the Bugatti brand name. This means that Volkswagen is able to manufacture and sell vehicles and accessories under that name.

In September 1998 AUDI AG acquired all the shares in the Italian sports car manufacturer Automobili Lamborghini S.p.A. By this acquisition Audi is expanding its market presence, and will in future also be represented in the super sports car sector.

In September 1998 AUDI AG also acquired the "Cosworth" division of Vickers Engineering plc. The development, casting technology and engine production business fields were grouped into the new Audi subsidiary COSWORTH TECHNOLOGY LIMITED.

With effect from January 1, 1999 Volkswagen Beteiligungs-Gesellschaft mbH took over all the shares held by Ford-Werke AG in AUTOEUROPA-AUTOMÓVEIS LDA., Palmela. Consequently, Volkswagen Beteiligungs-Gesellschaft mbH and VOLKSWAGEN AG now each hold 50 % of the shares. The change of ownership has no effect on the planned production of the Ford Galaxy, Volkswagen Sharan and Seat Alhambra. However, the acquisition by Volkswagen of the Ford shares will make it possible to utilize the capacity of the Portuguese plant more effectively.

On January 19, 1999 VOLKSWAGEN AG received permission from the Chinese Ministry of Foreign Trade and Economic Cooperation to establish a holding company in Beijing. With the founding of the new company, "Volkswagen (China) Investment Company, Ltd.", VOLKSWAGEN AG is underlining its long-term commitment to China. The new holding company structure permits the existing and future investments of the Volkswagen Group to be bundled, and will allow new projects in all areas of the automotive industry in China to be implemented more quickly.

Aid for former forced-labourers

On September 11, 1998 VOLKSWAGEN AG made the decision to contribute humanitarian aid to people who were forced to work for the former "Volkswagenwerk" company during the Second World War. Consequently, the Company has established a humanitarian aid fund totalling 20 million DM which allows the people concerned to receive the promised assistance rapidly and directly, regardless of their origin or nationality. The first payments were made at the end of December 1998. The trustees of the fund include the former Prime Minister of Israel Shimon Peres, the former Chancellor of Austria Dr. Franz Vranitzky, and the former President of the Federal Republic of Germany Dr. Freiherr Richard von Weizsäcker. The auditors KPMG Deutsche Treuhand-Gesellschaft AG have been appointed to administer the fund.

Stock option plan

At the Annual Meeting of Stockholders on June 19, 1997 the Board of Management was authorized to introduce a stock option plan for the Board of Management, Group senior management, and for the management and standard-rate employees of VOLKSWAGEN AG. An action for rescission was pending against this resolution. The State Court in Braunschweig by its decision of July 29, 1998 affirmed the legal validity of the plan. In view of the arguments put forth at the court hearings, the two parties agreed that the conversion price should be raised by five percent per year and that VOLKSWAGEN AG will announce the value of the stock option plan at the next Annual Meeting of Stockholders.

Capital measures

Between March 25 and April 7, 1998 holders of our ordinary and preferred shares were offered new shares at a ratio of 13:1. The subscription price for the 3,000,000 ordinary shares was 1,010.00 DM per share with a nominal value of 50.00 DM. As a result of the capital increase the subscribed capital of VOLKSWAGEN AG increased by 150 million DM in the fiscal year 1997 alone; some 2.9 billion DM was transferred to the capital reserve in the year under review.

On June 4, 1998 the Annual Meeting of Stockholders of VOLKSWAGEN AG passed a resolution to convert the capital stock of nominal-value shares into no-nominal-value shares at a ratio of 1:10. The conversion to no-nominal-value shares was carried out with effect from July 6, 1998. With this capital measure we have established the preconditions for the changeover to the Euro and have made the Volkswagen share more liquid and more attractive to a broader spread of investors.

European competition rules observed

On January 28, 1998 the European Commission had imposed on VOLKSWAGEN AG a fine in the amount of 102 million ECU. The subject of the action was the alleged obstruction of vehicle sales from Italian dealers to German and Austrian customers in the years 1993 to 1995. In April 1998 VOLKSWAGEN AG lodged an appeal against the decision of the European Commission with the European Court of First Instance, since Volkswagen had placed no such obstructions. A decision by the Court is not expected in the foreseeable future.

Sound asset and capital position

As a consequence of the updating and expansion of our model range within the framework of our multi-brand strategy, our investments in tangible assets have increased further. Through the investment of liquid funds in special securities funds in the amount of 2.0 billion DM, financial assets also grew. As a result the fixed assets underwent a substantial rise, to 45.9 (39.5) billion DM. The growing business volumes also increased inventories, which represented 11.1 (10.7) % of the balance-sheet total. Principally as a result of the expansion in dealer and customer financing, receivables were above the previous year's levels. In contrast, liquid funds including securities classified as current assets fell to 14.9 (16.5) billion DM. Overall, the balance-sheet total increased from 101.6 billion DM to 117.4 billion DM.

Balance-sheet structure by Division (before consolidation)

million DM	Automotive				Financial Services				Volkswagen Group			
	1998	%	1997	%	1998	%	1997	%	1998	%	1997	%
Fixed assets	37,010	41.2	31,453	40.0	14,609	30.7	13,264	33.2	45,895	39.1	39,515	38.9
Current assets	52,800	58.8	47,161	60.0	32,977	69.3	26,704	66.8	71,458	60.9	62,121	61.1
Inventories	13,045	14.5	10,778	13.7	33	0.1	48	0.1	13,078	11.1	10,827	10.7
Receivables	24,992	27.8	20,140	25.6	32,388	68.0	25,928	64.9	43,468	37.1	34,801	34.2
Liquid funds	14,763	16.5	16,243	20.7	556	1.2	728	1.8	14,912	12.7	16,493	16.2
Total assets	**89,810**	**100.0**	**78,614**	**100.0**	**47,586**	**100.0**	**39,968**	**100.0**	**117,353**	**100.0**	**101,636**	**100.0**
Stockholders' equity	20,720	23.1	16,319	20.8	2,875	6.0	3,111	7.8	18,745	16.0	14,320	14.1
Outside capital	69,090	76.9	62,295	79.2	44,711	94.0	36,857	92.2	98,608	84.0	87,316	85.9
long-term	14,030	15.6	12,379	15.7	1,282	2.7	1,603	4.0	16,431	14.0	14,750	14.5
medium-term	12,970	14.4	13,369	17.0	18,489	38.9	15,125	37.8	23,937	20.4	21,903	21.6
short-term	42,090	46.9	36,547	46.5	24,940	52.4	20,129	50.4	58,240	49.6	50,663	49.8
Total capital	**89,810**	**100.0**	**78,614**	**100.0**	**47,586**	**100.0**	**39,968**	**100.0**	**117,353**	**100.0**	**101,636**	**100.0**

Of the Group's liabilities to banks stated in the consolidated balance sheet, 15.2 billion DM (+ 20.6 %) relate to the Financial Services Division. The "Other liabilities", "Provisions" and "Deferred income" items relating to this sector have a total volume of 11.2 billion DM. The stockholders' equity totalled 2.9 billion DM, a fall of 236 million DM, among other reasons due to the higher half-yearly depreciation on the additions to leasing and rental assets of the expanding leasing companies in Germany. The equity ratio in the published financial statements according to commercial law was 6.0 %, against 7.8 % in the previous year.

Stockholders' equity increased by 4.4 billion DM to 18.7 billion DM in the past fiscal year. The capital increase effected in April 1998 contributed some 3.0 billion DM to this figure. The improved net earnings, the issue of shares to employees and the subscription of shares from the exercise of options arising from still existing option bonds were also factors in this development. The equity ratio of the Volkswagen Group improved by 1.9 percentage points to 16.0 %. The increase in outside capital was mainly due to the expanding banking and financing business and to the increased provisions. Interest-bearing borrowings rose by 6.9 billion DM to 39.6 billion DM.

Due to its positive development, the balance-sheet total of the Financial Services Division increased substantially. The increase resulted mainly from our activities in Europe and the North America region. The Division's share of the Group's balance-sheet total increased from 39.3 % to 40.5 % between the end of 1997 and December 31, 1998.

At the year-end the book value of the leasing and rental assets contained in the Group's fixed assets totalled 13.8 billion DM, as against 12.8 billion DM at December 31, 1997. The receivables included in "Other assets" as per the balance-sheet date in respect of customer and dealer financing totalled 28.6 billion DM (+ 28.2 %).

Sustained earnings

Based on the pleasing level of demand, our positive earnings development was sustained in 1998. Sales proceeds in the past fiscal year increased by a substantial 18.5 % to 134.2 billion DM. As a result of a rise in manufacturing costs of only 16.5 %, the ratio of gross profit to sales proceeds increased to 12.4 (10.9) %. Although a large number of new products were once again launched onto the market, the selling and administration costs were more than covered by the gross profit. The balance of other operating income and expenses was positive, at 1.6 (1.3) billion DM. The financial result of 1.9 billion DM was 11.0 % down on the previous year, resulting in an operating profit from ordinary business totalling 6.3 billion DM. The return on sales before tax rose from 3.4 % to 4.7 %. Taking into account the 62.7 % increase in taxes on income, to 4.0 billion DM, with a tax load ratio of 64.3 (64.6) %, net earnings after tax rose from 1,361 million DM to 2,243 million DM.


Net earnings for the year and dividend per share* (DM)
6,00
5,00
4,00
3,00
2,00
1,00
1994
1995
1996
1997
1998
Net earnings
Dividend per ordinary share

* Previous years adjusted to take account of the conversion to no-nominal-value shares at a ratio of 1:10.

In the Automotive Division the main profit-generating units were the Volkswagen Passenger Cars, Audi and Seat brands. The Škoda brand and the North America region also improved on the previous year. Profits of the Volkswagen Commercial Vehicles brand fell as a result of upfront investments in the development of new models, and in the Asia-Pacific region results were affected by the financial crisis there. The situation in the South America/Africa region was also unsatisfactory, due to unfavourable prevailing economic conditions. Nevertheless, the Company was able to return an after-tax profit in that region, thanks to the activities in the financial services sector and exchange rate gains. The earnings of the Volkswagen Group according to the DVFA/SG (German Association for Financial Analysis

Proposal on appropriation of net earnings available for distribution

	DM
Dividend distribution on subscribed capital of 2,085.8 million DM*	619,256,620
of which on ordinary shares	463,441,980
on preferred shares	155,814,640
Balance (carried forward)	6,087,505
Net earnings available for distribution	**625,344,125**

* 2.5 million DM deriving from the capital increase effected in October/November 1998 (share issue to employees) and 51.6 million DM deriving from the exercising of option rights in the year under review carried no dividend rights for the fiscal year 1998.

and Investment Consultancy/Schmalenbach Society) totalled 3.9 (3.2) billion DM. Earnings per no-nominal-value share were 9.50 DM, against 8.15 DM in the previous year. VOLKSWAGEN AG achieved net earnings in the amount of 1,241 million DM, against 966 million DM in the previous year.

Consequent to the improved earnings position, the Supervisory Board and Board of Management, after transferring 620 million DM to free reserves, propose to the Annual Meeting of Stockholders the payment of an increased dividend of 1.50 DM per ordinary share and 1.60 DM on each preferred share. Taking into account the tax credit of 0.64 DM per share, eligible holders of ordinary shares will receive a total of 2.14 DM per no-nominal-value share. Holders of preferred shares will be entitled to 2.29 DM per no-nominal-value share, including the tax credit of 0.69 DM.

There were no transactions of special significance after the close of the fiscal year beyond those already cited.

Year 2000

The Volkswagen Group, under the responsibility of the various brands, the regions and the other Group companies, is projected to establish year 2000 compliance by no later than June 30, 1999. To this end, a Group project team has been formed with a steering committee and year 2000 responsibilities for the brands and region as well as for the remaining Group companies.

The year 2000 projects cover the functions of information processing; IS infrastructure; computers at the workplace; technical plant and equipment in production and in research and development; site services; suppliers; and the dealership organization. Cross-divisional managers for these functions are supporting the year 2000 projects group-wide.

Risks of future development

In order to exploit opportunities, acceptance of an element of risk is unavoidable. The Volkswagen Group and VOLKSWAGEN AG – like all businesses – are confronted by risks in the course of their business operations which could have a significant impact on the asset, financial and earnings position of the Company. These include in particular falls in demand, exchange rate fluctuations, country-specific risks, and risks involved in the start-up of new vehicle models incorporating innovative technology. However, the Group is also subject to social, cultural and technological change. It must incorporate all these factors in its planning and strategy in order to counter any risks which may arise.

Experience shows that sales volumes in the automotive industry are influenced by general economic fluctuations. A fall in demand for consumer goods at home or abroad can therefore have disadvantageous effects on the unit sales and sales proceeds of the Volkswagen Group. The possibility of a fall in demand cannot be excluded, in particular, in countries where limited-term government bonus schemes to encourage the scrapping of old vehicles, or other state-backed incentives, have had a favourable effect on sales of new vehicles.

The Volkswagen Group is attempting to reduce the risks associated with a fall in demand by lowering its break-even point; break-even points have not yet reached the target levels the Group has set itself.

In view of the high capital commitment involved in automobile production and the relative inflexibility of labour cost and investment-related costs (depreciation), cost-cutting measures need time before they take effect. Consequently, earnings may temporarily be placed under pressure if it becomes necessary to respond to economic downturns or price wars with cost reductions.

As the European and North American automobile markets are undergoing only moderate growth due to large-scale saturation, while production capacities in the automotive industry have nonetheless been extended in recent years, the possibility cannot be excluded that price wars will erupt on those highly competitive markets and consequently impair the earning power of the Volkswagen Group. Moreover, sales revenues on those markets can only be improved in real terms by taking volume from competitors. And the introduction of the Euro, too, will produce greater price transparency in Europe, which may increase competitive pressure. The progressive process of consolidation in the automotive industry is also intensifying the general competitive position. The Volkswagen Group is well prepared for these developments thanks to the breadth of products offered by the individual brands and to its exploitation of niche markets.

The global nature of the Volkswagen Group's business means that both costs and sales revenues are influenced by exchange rate fluctuations. The Volkswagen Group minimises those risks by means of currency hedging transactions. The introduction of the Euro has eliminated part of the exchange rate risk.

Again due to the global nature of its business, the Volkswagen Group is subject to the risk of disadvantageous changes to the legal or economic conditions in individual countries, such as resulting from economic crises, interest rate policy measures, the effects of inflation and devaluation, confiscation of manufacturing facilities, impairment of production, import restrictions, price freezes, transfer restrictions, or other effects. Although the countries which are of major importance in terms of the production and sales of the Volkswagen Group are closely tied to the developments on world markets generally, the possibility of such disadvantageous changes cannot be excluded in respect of those countries either.

The general trend in the automotive industry of establishing "system suppliers" under "lifetime contracts" may result in individual suppliers becoming essential to the production flow of the Volkswagen Group. If such suppliers are late in making deliveries or default on deliveries, or if they fail to attain the specified quality, this can have negative consequences for the Volkswagen Group's production and thus for its earnings. The Volkswagen Group counters this risk by contracting multiple suppliers for key strategic parts and components, and so is confident that such events will not occur to any significant degree, and consequently their effects can be controlled.

Model changes are characterized by upfront investments and retooling expenditure. These costs are substantial when a model family such as the Golf, which represents a major portion of Group production, is updated. The start-up phase of a new model generation can cover a lengthy period of time. During the changeover phase the possibility of outputting high volumes is limited. Correspondingly lower sales proceeds are generated in that phase. The risk entailed in the market launch of the new model, after successful retooling, is countered by the opportunity to strengthen the market position and raise productivity by improving production processes.

The Volkswagen Group places great emphasis on the ongoing enhancement and safeguarding of product quality. However, this cannot fully exclude the possibility of product recalls. An extensive, progressive quality management system, which involves suppliers at an early stage in all important decisions, is intended to ensure that product recalls remain isolated exceptions. Image enhancement based on generous and customer-oriented repair practices is intended to keep the cost and damage created by product recalls to a minimum. Furthermore, the costs of such procedures are covered by the existing warranty provisions.

At present no concrete developments are discernible which may lastingly and substantially impair the asset, financial and earnings position of the Volkswagen Group and of VOLKSWAGEN AG. Commercial development is subjected to continuous critical analysis in order to counter any risk-generating developments promptly and by appropriate means.

In addition, the Company operates an effective risk management system which registers risk in every division of the business and in every process step, and sets out the procedures, regulations and instruments to be put in place to counter such risk. This ensures that any possible risk factors are countered promptly and in a planned manner. The procedures, regulations and other instructions in place are adequate to provide the Board of Management with prompt and appropriate information concerning the development and management of risk. Consequently, the Company has in place a monitoring system which conforms to the early-warning function stipulated by German law.

Prospects

The situation in Asia, Latin America and Russia will continue to place strains on the world economy in 1999; the current growth rate forecast is between 1.5 % and 2.0 %. There are as yet no signs of inflationary pressure on the economies of the industrialized world as a whole. In Asia we expect a stabilization of the position. The growth of the Chinese economy will continue to lose momentum. Japan will only gradually overcome last year's recession; further stagnation with continuing weakness of domestic demand is forecast in 1999. In Brazil a substantial fall in gross domestic product is expected. In the USA and Western Europe medium-term economic growth will be sustained at a moderate pace.

The forecast growth of the German economy is between 1.5 % and 2.0 % – below the growth rate of the previous year. The rate of rise in exports will continue to fall, while consumer demand is expected to recover. Only a slight improvement of the situation on the labour market is expected.

In the coming years global strategic competition in the automotive industry will intensify further. In Western Europe and North America, in particular, no substantial market growth is to be expected in the medium term. The pressure on automobile prices in Europe will increase as a result of the introduction of the Euro and the consequent greater market transparency. Rising imports following the expiry of the quota limitation on Japanese automobile imports into the European Union in 1999, as well as the creation of more production capacities in Western and Eastern Europe, are confronting European manufacturers with major challenges.

Opportunities for further growth of the automotive business in the medium term are offered primarily by the markets in Eastern Europe, in Asia and in Latin America. Eastern Europe is becoming increasingly important as a potential volume sales market for the future, although an end to the crisis in the key market in that region, Russia, is not yet in sight. In spite of their current problems, the countries of Asia offer great economic potential, pointing to rising demand in the passenger car sector. In Latin America, once the crisis in Brazil has been overcome a recovery of the automobile market is expected. However, the current massive build-up of new production capacities will further intensify future competition in the region.

The Volkswagen Group started the fiscal year 1999 with over 420,000 orders in hand from Western Europe, including Germany. We expect to see a total market volume of 13.7 million passenger cars in Western Europe, of which 3.8 million in Germany. In Japan we forecast a volume of 4.1 million units, and in the USA 7.9 million units.

In the next five years the Volkswagen Group plans capital investments in the automotive sector totalling 61.5 billion DM. This represents an increase of some 18 billion DM over the previous planning period. Future capital investments, of which 61 % will committed to the plants in Germany, are primarily aimed at expanding and modernizing the product range. Highlights will be the development and market launch of luxury class models, the updating of the Transporter series, and the joint project with Porsche to develop and manufacture sports utility vehicles. A further key area will be the demand-oriented adaptation of capacities in vehicle and component manufacturing. This will include, in particular, modernization in the manufacturing departments as well as the implementation of measures in tooling construction and in technical development. In the financial services sector, additions to leasing and rental assets totalling some 66 billion DM are projected. While capital investments by the Automotive Division are to be financed from cash flow, the capital


Planned capital investments
in the automotive sector (Mrd. DM)
65
60
55
50
45
40
35
30
1998–2002
1999–2003
Past planning
Current planning

Planned capital investments

billion DM	1999-2003	1998-2002
Automotive *	**61.5**	**43.9**
Volkswagen Passenger Cars	25.9	18.9
Volkswagen Commercial Vehicles	3.0	2.6
Audi	14.0	10.2
Seat	2.9	2.1
Škoda	3.4	2.4
Rolls-Royce/Bentley	1.1	–
North America Region	2.8	2.3
South America/Africa Region	4.6	4.5
Asia-Pacific Region	0.1	0.1
Not yet assigned to the brands and regions	3.7	0.8
Financial Services/other divisions	***68.7***	***56.4***

* Excluding capital investments of the companies in China consolidated at equity and of AUTOEUROPA.

requirement of the Financial Services Division will be primarily covered by external finance, as is common in the industry.

1999 was again marked by the pursuit of our product offensive. In the early Summer Volkswagen will be the first manufacturer in the world to launch onto the market the already presented low-consumption "3-litre" car based on the Lupo, offering fuel economy of just three litres per 100 kilometres. The product range will also be expanded with the Golf Variant and the Bora Variant. Audi began the new year with the market launches of the updated versions of the A8 and A4. In the second quarter the TT Roadster and the five-door A3 will be added to the range. At Seat, activities in the current year will be focussed on the model facelifts for the Ibiza, the Cordoba and the Cordoba Vario. At the beginning of the year Škoda launched an Octavia Combi model named Octavia Laurin&Klement.

Our broad product range covering the lowest to the highest vehicle segments forms the basis for us to meet the needs of all customers on the market, and so win new market shares and further secure our position among the leading automobile manufacturers in the world in the coming years. The development of the top luxury segment and the capture of niche market segments and new markets will also be key features of our future efforts.

In view of the crisis-ridden automobile markets in South America, the Asia-Pacific region and Eastern Europe, as well as stagnating and declining markets in Western Europe, a further improvement in the Group's earnings in 1999 would appear difficult to achieve from today's viewpoint.

Wolfsburg, February 23, 1999
The Board of Management


WOB CL 492

Ferdinand Piëch   Peter Hartz   Jens Neumann

Bruno Adelt   Robert Büchelhofer

Product Creation




WOB AZ 729

Lupo

Bringing about revolutions

The platform strategy is the cornerstone of our successful product offensive. Consistent new developments and product enhancements are meeting increased customer demands in terms of quality, vehicle safety, comfort, environmental compatibility and value for money. Through the intelligent interaction of innovations in lightweight construction, new drive train and running gear technologies, state-of-the-art control electronics and adapted manufacturing technologies, we are realising revolutionary ideas. With every new vehicle we develop we are pursuing our goal of offering the best products in the automotive industry in terms of economy, safety, environmentally friendly running and emotional appeal.

We will continue to set standards in the quality, reliability and durability of our products. We lay the foundations for that achievement right from the early development phase through the use of state-of-the-art computer-aided development technologies. So-called virtual models of vehicles are employed to test the feasibility of fitting components and assemblies, thereby improving development results and shortening development lead times. But in-development functional and endurance testing on the vehicle during the product creation process are still essential. The vehicle tests on a variety of test stands, and the subsequent test drives we conduct, provide us with information on the vehicle's acoustics, its functional safety, endurance and resistance to wear. Parallel-running corrosion tests under simulated extreme conditions, as well as trials on differing roads and in different climates in a wide variety of countries, show us where there is potential for improvement. Before their release for mass production, the vehicles must have withstood the toughest stresses and strains with no defect. The millions of kilometres covered by each model in trials give us the certainty of knowing we are offering our customers reliable and durable vehicles. Continuous testing in production, too, helps to maintain that high quality standard.

New groundbreaking technologies, such as the new "4motion" generation of four-wheel drive vehicles from Volkswagen, are proof of our technical expertise in vehicle development. The name "4motion" represents the optimum interaction of four driven wheels, resulting in safe driving under a wide range of road conditions. The use of a new multi-plate clutch with integral hydraulic pump from the Swedish company Haldex permits rapidly controlled demand-oriented, infinitely variable distribution of power transmission to the front and rear axles. Stability right up to the physical limits is offered by the Electronic Stability Programme ESP, which is available in the fourth-generation Golf, the Bora, the New Beetle and the Passat, among others. The ESP system's computer deploys "targeted braking" to compensate for vehicle over- and understeer in critical situations, thereby further enhancing vehicle safety.

Environmental protection in tomorrow's world

With the construction of a fuel cell laboratory in Wolfsburg, Volkswagen is intensifying its research into innovative motive power technologies. The methanol-based fuel cell is currently seen as the most promising alternative to petrol or diesel, and is combined in the so-called hybrid concept with a battery and an electric motor. Hydrogen is recovered from methanol in a reformer and generates electrical energy in the fuel cell. The energy is stored in a battery or delivered in parallel to an electric drive motor. This process produces no environmentally harmful emissions.

The increasing use of state-of-the-art materials such as magnesium and aluminium provides our vehicle fleet with still more prospects for lightweight construction, and thus greater fuel economy.

The spark-ignition engines of the future

The optimization of fuel consumption across the entire product range is and will remain one of the key challenges Volkswagen has to face. The new 2.0 litre four-cylinder 85 kW engine fitted in the Bora and the New Beetle guarantees very low pollutant emissions even with a dynamic driving style. A special combustion chamber geometry and the new mixture preparation and atomizer provide optimum combustion. This 2.0 litre engine is the first Volkswagen unit to conform, already at this present stage, to the EU-IV emission standards law currently before the European Commission. The Škoda Octavia series is now available with the 20 V turbo engine, producing 110 kW. In 1999 Škoda will be fitting the basic version of that model series with the newly developed 1.4 litre engine, which produces 44 kW.

A milestone in engine technology was presented to the public in the new Bugatti EB 118 design study at the Paris Motor Show. Volkswagen presented the first viable 18-cylinder engine with petrol direct injection. Six rows of three cylinder banks are arranged in a space-saving W formation. The combination with the aluminium crankcase permits very quiet running. From a 6.3 litre capacity a rated output of 408 kW at a maximum torque of 650 Nm is achieved. The petrol direct injection system pushes the fuel at high pressure directly into the combustion chamber – not as previously into the intake manifold – and so provides greater fuel economy at this level of engine power. With this unit Volkswagen is demonstrating the way ahead for this technology.

Economy is the trump card

Based on our years of positive experience with the successful TDI and SDI engines, and the know-how they have brought us, we can now open a further chapter in the history of diesel technology: the "pump/nozzle assembly" high-pressure fuel-injection system. Using this technology, a three-cylinder turbodiesel unit with 1.2 litre capacity and delivering 45 kW was




Lupo

designed specially for the low-consumption "three-litre car". The pump/nozzle assembly, in which the pressure generating, control and atomizing units are combined in one component, is fitted in every cylinder head. The pressure built up directly at the nozzle can rise to over 2000 bar; a very high degree of fuel atomization results. With its thermal efficiency of 45 percent, the engine achieves the best energy efficiency ever realised in a car engine. This unit – conforming to the European EU-III emissions standard – is a major cornerstone in realising one of our ambitious goals: a mass-production car consuming just three litres per 100 kilometres (the "three-litre car").

The Seat brand rounded off its engine range for the Alhambra with the 81 kW TDI unit and the 1.8 litre 20 V turbo engine. The Cordoba Vario is now also available with an 81 kW TDI engine. The Volkswagen Commercial Vehicles brand has strengthened its longstanding success through consistently applied model facelifts. It expanded its TDI engine variants for the Caravelle and Multivan model series to include the top-of-the-range 2.5 litre 111 kW unit. With diesel direct injection technology – which in the year under review was combined with the new Syncro and automatic gearboxes – we are setting new standards of economy, fuel-saving and compliance with emission limits in the commercial vehicles sector.

Paris Motor Show

In celebration of the 100th anniversary of the Paris Motor Show, Volkswagen unveiled the world's first fully developed, production-ready car offering consumption of just three litres per 100 kilometres (the "three-litre car"). The realisation of our self-imposed goal is based on the new Lupo. A gearbox which "automatically" engages the optimum gear for the best fuel economy and performance, the economical 1.2 litre TDI engine, consistently applied lightweight construction materials and the use of ultra-light tyres with low rolling resistance are the key technical features. With this vehicle Volkswagen is proving that economically viable innovations do not automatically mean going without performance.

As already mentioned, we also presented the Bugatti EB 118 design study in Paris. The 5.05 metre long blue coupé is a joint venture between Giorgio Giugiaro (Ital Design) and Volkswagen. The model combines the traditionally bold rear-end shapes and the classic Bugatti lines with state-of-the-art technology.


Production Optimization
and Procurement


TOLEDO

Seat Toledo

Market-oriented production

A special challenge for Volkswagen, alongside improving quality and productivity, is ensuring the satisfaction of our customers in terms of delivery times and delivery date compliance. Whereas production in previous times was based on rigid work schedules, today it is based on orders received. The aim is to comply with customers' delivery deadlines, within a minimum delivery period.

Seasonal fluctuations in demand – also arising from the launch of new models and model facelifts – mean that demand cycles are difficult to plan in advance. To be able to respond flexibly to those varying market needs at all times, the factors affecting production need to be optimized. The focus of these efforts is on matching working times to orders in hand, and on gaining greater flexibility between the production sites and the plant deployed.

With its concept of the "Breathing Factory", its platform strategy and its "pivot" production site philosophy, Volkswagen has created the instruments to enable market-oriented production. In order to meet seasonal fluctuations in demand and to respond more quickly to short-term increases in demand, a wide range of working hours models and far-reaching provisions for the utilization of Saturday as a full production day have been introduced.

A key element of market-oriented production is our "pivot" philosophy. Sites which are able to manufacture flexibly on one platform or across several different platforms are designated as so-called "pivot" sites. Sites able to manufacture on just one platform are the norm. Based on the pivot sites with the flexibility to manufacture on more than one platform, such as the Mosel plant, short-term imbalances of volumes can be compensated at any time, and at short notice, between the sites and thus also between the platforms.

An additional benefit arising from the pivot production site philosophy and the platform strategy is internal competition between the sites. Alongside strategic and customer-oriented aspects, it is above all cost, quality and delivery criteria which serve as the basis for optimizing the capacity utilization of our plants within the Group. Internal competition means that the criteria can be further optimized in the long term.

Innovations in engineering

Innovation is essential to competitiveness and growth. After the increasing spread of laser welding in the manufacturing process in recent times, in the new Bora another new technique was introduced into production use for the first time – laser soldering. It permits sophisticated styling concepts previously not feasible under production conditions, combined with top surface quality.

A further example of the deployment of new technologies in the production process is the manufacture of the plastic wing for the New Beetle. Demands of design and the requirement for zero joints presented major challenges in the join area between the bumper and wing. Based on those design demands, the wing is injection-moulded from a plastic material which withstands even the high painting temperatures of 165 °C without problem.

New logistical concepts

Our global operations and the increasing collaboration between sites based on joint utilization of platforms places high demands on our logistics. Smooth-running, rapid-response supply to the production areas demands seamless data interchange and uncomplicated communications. To achieve those ends, all processes at Volkswagen are being further standardized and simplified.

In planning the production range, active forecasting of trends is the basis for meeting customers' wishes quickly and to schedule. To enable capacity



Bora


V5

bottlenecks in production supply to be detected at an early stage and countermeasures to be taken, the Group operates a rolling planning function which continuously matches capacities to demand.

Pilot projects are being run to improve the transport process further: shipments are being tracked by means of telematics, and simplified goods intake and computer-aided route planning are being applied. The close cooperation between customer, carrier and supplier safeguards supplies and reduces transport costs.

Successful eco audit

At the beginning of 1998 Volkswagen certified its Wolfsburg site, one of the largest automobile plants in the world, in conformance with the EC Eco Audit Regulation. The environmental programme published in connection with this certification ensures that the resources necessary to protect the environment are deployed effectively and in a targeted manner. The certification of the Wolfsburg site is of special significance because the environmental operations of the entire Group are controlled from there. Eco audits continue to be carried out at the Company's other sites – the latest being our gearbox plant in Kassel, which was audited by an independent auditor in November. In 1998 the Emden site was the first factory in the German automotive industry to be successfully re-certified. In this way, Volkswagen is documenting its environmental activity in a transparent manner for all interested parties, and is thus creating trust and confidence for constructive cooperation.

Increasing globalization of procurement

The increasing intensity of competition in the automotive industry means that Volkswagen and its suppliers, too, are constantly being confronted with new challenges. In order to meet those challenges, Volkswagen also demands from its suppliers high levels of performance in terms of innovation, quality, service, flexibility and competitiveness. The requirements apply to all partners equally, and are subjected to global cross-comparison.

Decisive factors in efficient procurement are consistent implementation and continuous improvement of our global and forward sourcing processes. These processes are supported by the global data network. A key element of the purchasing function is our increasing globalization, which enables us to utilize national cost advantages and to meet local-content requirements. As an example, we have involved the regions in which the Golf platform, too, is produced even more strongly in the procurement process.

Volume of purchasing (by brand and region)

billion DM	1998	%
Group	**80.5**	**100.0**
Volkswagen Passenger Cars	32.5	40.4
Volkswagen Commercial Vehicles	2.8	3.4
Audi	16.1	20.0
Seat	6.7	8.4
Škoda	4.4	5.5
Rolls-Royce/Bentley*	0.3	0.4
North America Region	6.8	8.4
South America/Africa Region	7.1	8.9
Asia-Pacific Region	3.8	4.6

* Included in Group figures with effect from July 4, 1998.

Our platform strategy, and the associated reduction in production and development penetration, is eliminating the delivery of single components. Multi-part components, complex modules for just-in-time delivery, and homogeneous, isolated systems are increasingly being outsourced. However, Volkswagen will retain its core competency in development, production and procurement for the overall vehicle.

News from the Group sites

A special event in the past year was the resumption of production in Sarajevo, Bosnia-Herzegovina. At the Vogosca assembly plant 5,000 to 10,000 Škoda Felicias are initially to be built; the total planned investment is 48 million DM. If the corresponding sales potential exists, especially in South East Europe, assembly volumes can be increased to as many as 35,000 units as from the year 2000. In the coming years up to 1,200 new jobs could be created.

At the Wolfsburg plant production of the Polo ceased at the end of 1998. Small-car capacity was switched in favour of the Lupo, which has been in production since the middle of the year. Daily output is currently 600 units. Likewise since the middle of the year, the Bora notchback saloon has also been in production in Wolfsburg. After the start-up phase, up to 1,000 units of this model can be produced every working day. As early as December, the Bora Variant too was able to start production.

Volkswagen Navarra in Pamplona has, for the time being, taken on the full volume of Polo production. The necessary additional capacity for this model class is being built up at a second site. In the Autumn, production of the new Seat Toledo began in Brussels.





Polo Joker



AUDI HUNGARIA MOTOR Kft. is manufacturing the Audi TT jointly with the Ingolstadt plant. In 1998 13,682 units rolled off the production lines. Also in Györ, assembly of the TT Roadster will be starting in the Spring of 1999.

In April last year Seat ceased production of the Marbella model at the Zona Franca plant. That factory's press plant produces all the key body parts for the new Toledo, assembled in Brussels. Production of the Seat Arosa was transferred from Wolfsburg to Martorell in the Summer.

Production of the redesigned Škoda Felicia began in early 1998 in Mladá Boleslav and Vrchlabí. In the Spring the Mladá Boleslav site started production of the Octavia Combi. With the start of assembly operations at the Vrchlabí plant in the middle of the year a further production site was established for the Octavia series.

The capacities for the New Beetle were substantially increased on the basis of strong worldwide demand. 600 units per day are now being produced in Mexico. In the second half of the year production of the new Jetta for the North American market was also started.

At the end of the year construction work on the new plant in Curitiba, Brazil, was completed. The first Audi A3 left the factory in February 1999; the Golf will be following shortly. With investments totalling 750 million US Dollars, some 3,000 new jobs can be created in the long term; the planned capacity when the plant is fully operational is 170,000 units per year.


IBIZA
Seat Ibiza Cupra 2

In February 1998 our joint venture operation FAW-Volkswagen started production of the upgraded Jetta. This vehicle is the first joint product upgrade carried out by FAW-Volkswagen.

Future activities

The newly established subsidiary Volkswagen Motor Polska is to start producing diesel units with effect from mid-1999. An annual capacity of around 500,000 units is planned.

Construction of the glass-walled manufacturing plant in Dresden was begun in 1999, together with the on-site sales and visitors' centre. On completion, a workforce of up to 800 will assemble 150 Volkswagen passenger cars each working day. For this futuristic project, in which customers can watch assembly in action, investments totalling just under 400 million DM are planned.

In order to expand engine capacities, Škoda plans to build an engine plant in the Czech Republic designed to produce up to some 500,000 units per year.

FAW-Volkswagen is preparing to start production of a jointly developed Chinese version of the Audi A6, scheduled for the end of 1999. Shanghai-Volkswagen is preparing to incorporate the Passat into its model range in a version developed jointly with Volkswagen. The focus is currently on the construction of manufacturing facilities based on state-of-the-art technological standards. Production is scheduled to start at the beginning of the year 2000.



Golf







Audi TT Coupé

Successful marketing strategies safeguard the future

The necessity to be present on every key market has brought about a process of consolidation which has seen the number of independent motor manufacturers fall by around a half in the last 15 years.

On the market we are observing exactly the reverse trend. Customers today expect not only top-quality products at a competitive price, they also want products specially tailored to their needs. Consequently, in Western Europe the number of separate vehicle classes has almost tripled in the last ten years, particularly in the sports and leisure vehicle markets.

A further trend which strengthened in the past fiscal year is the decline in brand loyalty in all key markets.

The Volkswagen Group is well prepared for this development, not only based on the large number of new products it has added in the past fiscal year, but also based on its range of international brands, which is unique in the automotive industry. Experience shows that strong brands are better equipped to counter loss of customers than less attractive manufacturers of mass production vehicles.

The existing Volkswagen Passenger Cars, Volkswagen Commercial Vehicles, Audi, Seat and Škoda brands, to which the Group assigns the highest priority for further development, were supplemented by the Rolls-Royce/Bentley, Lamborghini and Bugatti brands in 1998. With the added value of those legendary names we have established a credible base for the expansion of our product range in the top-class luxury segment. As demonstrated for the first time at last year's Paris Motor Show, the Volkswagen Group's operations now range from the low-consumption "three-litre" production car to the 18-cylinder engined Bugatti design study.


118 EB 67

Bugatti EB 118 design study


BUGATTI



Every brand within the Volkswagen Group has a characteristic identity with defined messages and values. The characteristics associated with each brand also permit us to target niche markets.

Attraction of model range enhanced

Alongside the clear positioning of the Group's brands, the key to success lies in the consistent enhancement of the product range. Long-term success on the global market requires an extensive model range. Volkswagen presented a never-before-seen wealth of new products in the past year.

As early as January of last year at the Detroit Autoshow, Volkswagen presented its new star – the New Beetle. Never has an automobile been so enthusiastically received. Thus, in the USA in particular, the New Beetle launched a new era. The spontaneous love the vehicle has generated in that market is revitalizing Volkswagen's image. In November the New Beetle was launched in Germany, but long before then it had already become a symbol of "optimism on wheels".



Lamborghini Diablo



The facelifted Golf Cabriolet also brought a breath of fresh air to our model range on its launch in March 1998. In August, the currently smallest member of the Volkswagen family was premiered: With the Lupo we are offering a full-spec, lively and safe small car which sets new quality standards in its class. The new Bora was launched in November, and closes the gap in the Volkswagen range between the Golf and the Passat. This model combines attractive design with sporty, precise handling and high performance.

The new Audi A6 Avant celebrated its world premier at the 68th International Automobile Salon in Geneva. Its striking appearance once more underlines the motto: stylish estates bear the name "Avant". Audi will build on its leadership in the up-market estate car segment with this model. The Audi TT coupé launched at the end of October offers the enjoyment and fascination of an uncompromising sports car. It is a virtually unmodified embodiment of the design concept presented at the IAA in Frankfurt in 1995. But it is not only the design, but the technical quality too, which is enthusing the public and the trade press.

The presentation and launch of the new Toledo marked the beginning of the strategic repositioning of Seat as a sporty, emotionally driven, trendsetting brand, full of "joie de vivre". The four-door notchback saloon impresses with its expressive sporty design, exclusivity and quality, and is the launch pad to a new, even more successful future.

With the presentation of the new Octavia Combi in March 1998 Škoda continued on its road to success. The elegant five-door model offers highly attractive quality, ride comfort and value for money. This new standard is underlined by the front-end design of the Octavia, which was also adopted by the facelifted Felicia. The Felicia, which is available as a saloon and an estate, is characterized by enhanced safety equipment and upgraded functionality.

The activities of the Volkswagen Commercial Vehicles brand were centred on expansion of the equipment variants. High-spec special models such as the California Blue, presented on the occasion of the 10th anniversary of the successful camper at the Caravan Salon in Düsseldorf, and the Caravelle Business, fitted out as a complete mobile office, are evidence of the wide variety on offer from this successful brand.



Model of "Autostadt"

In September the first new model from Bentley since its acquisition by Volkswagen was launched. The Bentley Continental SC Coupé has a removable roof, and harks back to the tradition of the Bentley coupés of the 1930s. The exclusive and luxurious character of this brand is reflected in the fantastic look of the interior, with its fine wood, leather and chrome.

Realising customers' wishes

The idea of brand quality must be expressed not only in the products, but also in their presentation and selling at the dealerships. Detailed standards ensure a high brand-specific quality level. In order to improve service and increase customer satisfaction, over 3,000 dealerships worldwide have already been certified to the ISO 9002 quality standard. Along with the quality-oriented realignment of the selling organization, now largely complete, the dealerships and workshops were divided into four types of operation. In the case of the 2,900 Volkswagen and 2,600 Audi centres in Germany, the range stretches from dedicated single-brand centres to purely service workshops acting as agencies in new vehicle business. Our partners are motivated to deliver outstanding service by incentives such as a performance-based bonus system, which is also oriented to customer satisfaction.

In order to win the hearts of consumers and attract new customers, Volkswagen is creating an automotive skills and heritage centre in Wolfsburg – the Autostadt, scheduled to coincide with the EXPO 2000 world fair. On a 25 hectare site around the glass-walled customer centre, the world's largest and most advanced automotive theme park is being erected. This world of visions and attractions in the brand pavilions, and the memories of yesteryear in the automobile museum, are an inviting spectacle for all the family. The ambience of top quality and service is rounded off by the "Wolfsburg Ritz Carlton" luxury hotel. The hallmarks of this extraordinary project will be the two 40 metre high cylindrical glass towers rising out of the water. This is where the new vehicles will await their owners, making vehicle delivery in the customer centre an unforgettable experience.

At this point we should like to express our special thanks to our customers for the confidence they have shown in the Volkswagen Group.

Substantial increase in sales volumes in North America region

The Volkswagen Group significantly improved its position in the North America region. On the generally stagnating passenger car markets of the USA and Canada, Volkswagen increased sales substantially. The main factors in this were the launch of the New Beetle, which excited real "Beetlemania" in the USA, and the greater availability of the new Passat. We expect additional growth impulses in 1999 to come from the new Jetta, which has been in the showrooms since the end of 1998. The Audi brand increased its sales both of the A4 and the A6. The sporty TT Coupé will also shortly be fascinating the US public, and further enhancing the Group's image and its sales volumes. A large market share in Mexico was the result of increases in sales of the Jetta and Golf, as well as the launch of the New Beetle and new models in the small car segment.





Audi A8



Heightened competition in the South America/Africa region

The effects of the financial crises resulted in falling demand and heightened price competition in most countries of South America. In Brazil the passenger car market collapsed as a result of the high interest rates and the effects of Government spending cuts. The expansion of local capacities and the extension of the product ranges of a number of manufacturers further increased competitive pressure. With the launch of new local models, and with the Golf and Passat imports from Europe in the second half of the year, we were able to cushion the negative effects on our sales. We remain the market leader in Brazil. In South Africa the implementation of an export programme at the year-end enabled us to launch new models, such as the Passat and the Audi A3.

Crisis in the Asia-Pacific region

The ongoing crisis in Asia has not lessened the confidence of the Volkswagen Group in the long-term potential of the region. China will remain our key sales market in the region. To enhance the product range, both joint ventures launched new model variants onto the market in the course of the year. Japan is currently in the midst of a severe economic crisis; the import market fell heavily against 1997 levels. On the other hand, Volkswagen was able to strengthen its market position further with the launch of the new Golf and the Passat Variant. The Group is preparing for a future recovery in Japan with a realignment of its selling organization. In a first step, the import business was specialized by the founding of Audi Japan K.K. We shall utilize future opportunities in the Asia-Pacific region on the basis of targeted action.


Audi A6 Avant

Visual arts, top stars and youth development
Volkswagen strengthened its involvement in cultural sponsorship in 1998. The activities are aimed at cross-generation segments of the population. Sponsorship of the "Blaue Vier" art exhibition in Düsseldorf and the "Andy Warhol A Factory" exhibition in Wolfsburg attracted national attention in Germany. And another top star became involved in the activities of the Volkswagen Sound Foundation: around half a million enthusiastic fans watched the British rhythm-and-blues guitarist Eric Clapton on his European tour. The initiative supporting young rock/pop musicians with material assistance, promotion and advice launched with the Volkswagen Sound Foundation was expanded further.

Motorsport brings excitement
This year the Volkswagen ADAC Touring Cup was held for the first time with the participation of the racing version of the Lupo. 20 drivers aged between 17 and 24 started each of the 10 races. Equal opportunity is writ large in the competition rules. The weight of the drivers is stipulated at 80 kilos, and the drivers swapped cars depending on their placings in the preceding race. This successful concept produced some exciting racing.

Seat won the 2 litre class of the world rallying championships for the third year in a row with its Ibiza kit-car, and at the Finland Rally presented the Cordoba World Rally Car for the first time. The Škoda brand launched the Škoda Octavia World Rally Car in 1998, and will this year be celebrating its premier in the World Championship races. Audi will be entering the legendary Le Mans 24 Hour Race with a newly developed sports car in 1999.

Global alignment of Volkswagen Financial Services AG
The global unification of Volkswagen Financial Services AG is aimed at exploiting market potentials in the financial services sector. The concept of close cooperation with the Group brands and selling partners has proved successful; customer loyalty is being further strengthened. Volkswagen Financial Services AG is fulfilling its role as a service provider to the Group with new products, optimized processes and uniform quality standards.

Offers are tailored to the needs of specific customer target groups. They are based on one common platform, while responding to the national circumstances of the individual markets. The national companies have thus been able continuously to improve their market positions. Together with its subsidiaries, Volkswagen Financial Services AG again contributed to the development of the Group.



People and Management


WOB DW64
New Beetle

AutoVision

On its 60th anniversary the town of Wolfsburg received from Volkswagen a special gift: a plan to halve unemployment. The aim is to create work for between 3,500 and 4,000 people in Wolfsburg by the year 2003, and to cut unemployment on a lasting basis. The scheme is being implemented in a first step in the following areas:

- InnovationCampus
  A unique model to provide support to start-up businesses.
- Supplier relocation
  Based on continuation and development of existing activities, with the focus on strengthening medium-sized enterprises.
- Experience Wolfsburg
  To make the town more attractive through a new-style combination of activity, learning, entertainment and leisure facilities.
- Personnel service agency
  As a new-style pivot point between labour supply and demand, and as a provider of needs-oriented personnel solutions.

On this basis, several thousand new jobs will be able to be created in the next five years. The first steps to implement the scheme have already been initiated. Volkswagen is thereby providing the engine for long-term change in social and economic structures in the region.

Best in the world!

We want to be attractive to the top talents, to develop highly-qualified carmakers and to safeguard worldbeating expertise within the Company. The development of an international management is of special importance. Successful building blocks in those efforts are the International Trainee Programme, the Junior Management Programme (JUMP), and the secondment of highly-qualified technical and management staff to other Group companies outside their own country over a period of years.

Employee pay and benefits at VOLKSWAGEN AG

million DM	1998	%	1997	%
Direct pay incl. fringe benefits in cash	7,283.2	59.9	6,478.6	61.1
Social insurance contributions	1,693.0	13.9	1,541.6	14.6
Payment for hours not worked	1,626.2	13.4	1,564.4	14.8
Pensions	1,547.9	12.7	992.7	9.4
Early retirement	1.2	0.1	9.1	0.1
Total	**12,151.5**	**100.0**	**10,586.4**	**100.0**
The total labour cost includes:				
Education and training	177.2	1.5	157.2	1.5
Welfare services	69.0	0.6	68.0	0.6

In the Group Junior Development Programme junior management staff are prepared for Group management roles by means of one-year international projects and general management courses covering several weeks. Members of senior and top management can take part once a year in an interactive development course over a period of several days. These courses are run by top-name training bodies.

Safeguarding succession and qualification

Our new production strategies and continual new model start-ups demand the highest levels of skills from all employees. In order to meet all those challenges, the qualification of the workforce and the supply of new skilled personnel must be continuously safeguarded. As at the end of 1998 a total of 3,847 apprentices were working at VOLKSWAGEN AG; 1,092 young employees were taken on in full employment after successfully passing their exams. In 1998, 76.5 (75.3) % of the industrial workforce were skilled technical personnel. 7.6 (7.2) % of the total workforce are university or college graduates.

Volkswagen is committed to a quality- and future-oriented training policy. In development of the Dual System, we are working on the redesign of business and work process-based careers and on eliminating the conventional split between education and further training.

Our activities also involve the region: the Regional Training Network initiated by Volkswagen Coaching GmbH will progressively create 250 new jobs at partner companies in the Wolfsburg region.

With our Student Talent Bank we sponsor university and college engineering and economics students while they are still studying. Talented young people are engaged on specialist tasks as part of sandwich courses or in preparation of their degree theses, or are involved in special projects. In this way, Volkswagen presents itself as a potential employer and safeguards its future supply of young talent, particularly of engineers.



Rolls-Royce Silver Seraph

Tailored ideas management

The concept of ideas management at Volkswagen grew out of the company suggestion scheme and the activities involved in the Continuous Improvement Process. It is deployed especially as a management instrument to achieve productivity and quality goals. Transparent processes in problem identification and solving in the field are key factors in reducing costs and improving our products and processes. The success of Volkswagen is the success of our employees. 23,024 suggestions were rewarded by cash prizes totalling 30.5 million DM in 1998.

More equality at work

Women represented 12.3 % of the total workforce of VOLKSWAGEN AG in the past fiscal year; they represented some eight percent of skilled technical and management staff. In the medium term it is our aim to increase the proportion of women in skilled technical and management posts to 30 %. To that end, Volkswagen launched the European Union sponsored national project NOW (New Opportunities for Women) in mid-May. This to date unique concept is intended to:

- help women gain access to skilled technical and management posts;
- strengthen the commitment to promoting young female staff; and
- actively support the willingness of qualified women to take on posts with promotion prospects.

The core of the NOW project is a mentoring programme in which the careers of young female staff are systematically furthered and developed.

Health preservation at a high level

The publication of the "Guidelines on health preservation and promotion within the Volkswagen Group" represented a further step in improving employee healthcare. These guidelines, which are binding throughout the Group, set out minimum standards to preserve and promote the health of our employees. What effect our measures are having is demonstrated by the again improved attendance rate of our workforce – a key factor in strengthening our Company.

Attendance rate of the Volkswagen Group* (in %)

1994	1995	1996	1997	1998
95.8	95.6	96.5	96.6	96.8

* Based on the producing plants.

Organization and


H PZ 607

Caravelle Business

Organizing process flow

Global competition demands that a more or less static organization be transformed into a dynamic and flexible process flow organization. Future-oriented added-value management must control the deployment of resources in such a way that the overall work output is oriented to an optimum and value-adding business process. Almost 300,000 people need to share knowledge and interact quickly and efficiently based on changed methods and new instruments. Developments in information technology play a key integrating role in that process.

Re-engineering business processes

The design of the business process is oriented to our process flow, comprising the product creation, product manufacture and product marketing elements. A Group-wide and globally applicable business process is the essential complement to our automotive product platform. In order to control and monitor these complex interconnections, Volkswagen is undertaking a range of measures including the creation of new organizational forms, such as Business Units and Product Units.

Information technology is a decisive competitive factor and is essential to the global operations of our Company. An information system supporting the business process as already described has the advantage of being applicable at different sites; rapid erection and deployment of plant is ensured. The consequent essential integration of business processes and information systems arising from this approach is intensifying the networked collaboration of the brands, the regions and the business units.



Golf Cabriolet





Virtual vehicle

On a unified data base, the use of standard software results in improved process transparency. Group-wide systems and data integration is being advanced, and additional potential benefits of IT in terms of speed, transparency and cost efficiency are being opened up.

Information networking around the globe

The breakthrough of the Internet, with its power to unify and standardize, permits the incorporation of a variety of media, and means that virtually any person and any machine can be reached anywhere in the world. Our employees also have at their disposal the Volkswagen Intranet, based on the same technology as the Internet but providing greater security and higher availability. In 1999 the corporate network will be extended and its performance enhanced.

Virtual vehicle

Computerized views of parts, components and entire vehicles – such as in Computer Aided Design (CAD) – are today an everyday part of life for designers, test engineers and production planners. The consistent application of computer technology and integration into a "virtual vehicle" brings a new dimension to the product creation process. Through the combination of geometric and product-describing information, a complete vehicle is constructed as a model on the computer. The computerized view is used before a physical prototype is constructed to optimize space utilization, test assembly and maintenance processes, simulate functions and investigate variants. The comprehensive digital product specification is used beyond the product creation process for marketing and service purposes. Other potential for the use of IT in the product creation process arises from the online availability of this information at all development sites.

Standard software in the business processes

Standard software is used in all the Company's business processes. In the product manufacturing phase the Group-wide use of the proprietary standard system for production control FIS brings a clear advantage in implementation of the cross-brand




Radio Navigation System
CD Changer Control
SCAN
CLIMAtronic

platform strategy. In the supporting processes, a project was started in 1998 based on the standard software SAP R/3. The aim is to provide staff in the Financial Controlling and Accounting functions with an information system which delivers goal-oriented, real-time financial control information. The integration of product costing, cost control, profit and loss accounting, financial masterplanning and bookkeeping functions will in future provide faster access to the financial key figures of the Company. The improved process design brings with it cost benefits.

gedas – Services in information technology

gedas GmbH in Berlin is a 100 % subsidiary of VOLKSWAGEN AG, and is the Group's systems house. It is the brand name for innovative global information technology, and is currently ranked number five among German software houses and systems integrators. In 1998 gedas GmbH generated 42 (37) % of its sales in Germany outside of the Group. It has outstanding specialist know-how in industrial, logistics and trade applications. As at December 31, 1998 the gedas Group employed 1,969 (1,270) people worldwide.

At Volkswagen de Mexico, S.A. de C.V. gedas implemented the most extensive SAP system running at any automobile manufacturing facility in the world for production of the New Beetle. The approximately 400 SAP advisers working for gedas are the guarantors for implementation of our information systems strategy within the Group.

Telematics services

Private and commercial road traffic is being made more efficient, more dynamic and more comfortable with the aid of telematics applications. gedas telematics GmbH began its operations in 1998. As a systems supplier, it develops and markets telematics services for the Group. These include customized control centres based on standard components for geographical information systems (GIS), databases, user nodes and fleet management. In on-board electronics, too, innovative solutions are on offer for telematics terminal equipment based on satellite tracking, mobile communications and state-of-the-art computer technology.

Volkswagen Share and Financial Markets


SKODA



Škoda Octavia Combi

Development of share prices (monthly closing prices)


500
450
400
350
300
250
200
150
100
50
1994
1995
1996
1997
1998
Volkswagen ordinary shares
DAX Index
Dow Jones Index

(Index: as at 31.12.1993 ≙ 100)

DAX and Volkswagen share reach highs in a heavily fluctuating market

In the first half of 1998 the German Share Index (the DAX) rose steadily as a result of favourable economic data, and in July reached a historical high of 6,171.43 points. However, in the third quarter securities markets came under pressure arising from the financial crises in Asia and Russia, and the DAX fell substantially. This trend continued in the fourth quarter, despite an initial recovery in prices. The DAX finished 1998 at 5,002.39 points, still 17.7 % up on the 1997 closing. As of the end of February 1999 it was at 4,911.81 points.

The price of the Volkswagen ordinary share likewise rose substantially in the first half of the year. This rise reflected the positive worldwide reception of our broad model range and the resultant revenue growth. It illustrates that our corporate strategy is right, and underlines the confidence of shareholders in the action we are taking.

At the Annual Meeting of Stockholders on June 4, 1998 shareholders consented to the proposal of the Supervisory Board and the Board of Management to change the structure of the share capital of VOLKSWAGEN AG. With effect from July 6, 1998 each ordinary or preferred share was replaced by 10 no-nominal-value shares. The consequent reduction of the entry-level purchase price and the greater attractiveness of the stock to small investors, in particular, resulted in the spot price of the no-nominal-value ordinary share reaching a high of 197.90 DM within the same month.

However, the global financial crises brought about falls in our share prices, too, in the course of the year. With a closing price of 134.80 DM, the adjusted price of the no-nominal-value ordinary share still surpassed the previous year's level by a substantial 34.1 %. The no-nominal-value ordinary share rose in price by 83.00 DM, or 7.7 %. At the end of February 1999 the stock market price of the Volkswagen Group ordinary share was 59.65 € (corresponding to 116.67 DM).

Stockholders and Volkswagen in dialog

It is our aim to strengthen the confidence of our stockholders and of financial analysts and portfolio managers by means of regular, open and specifically targeted dissemination of information on our corporate strategies, model launch events and earnings position. With our numerous investor relations activities we serve a large number of institutional investors, and this service is reflected in an appropriate valuation of the Volkswagen share on national and international capital markets.

In the year under review the Group once again responded to the growing global demand for information. In 1998 we made corporate presentations to institutional investors and analysts in Europe and the USA. We remained in permanent contact with investors by means of numerous individual meetings and teleconferences.

Within the framework of our investor relations activities we are also a member of the German Investor Relations Group ("DIRK"). Our future activities will continue to make a contribution to the positive long-term development of the stockholder value of VOLKSWAGEN AG.

Development of dividends[1]		1994	1995	1996	1997	1998
Number of no-nominal-value shares at 31.12.						
Ordinary shares	in thousands	270,000	277,490	277,490	308,961	311,916[2]
Preferred shares	in thousands	64,717	65,350	87,454	97,384	105,238[2]
Dividend						
per ordinary share	DM	0.30	0.60	0.90	1.20	1.50
per preferred share	DM	0.40	0.70	1.00	1.30	1.60
Tax credit						
per ordinary share	DM	0.13	0.26	0.39	0.51	0.64
per preferred share	DM	0.17	0.30	0.43	0.56	0.69

Key figures per share[1]		1994	1995	1996	1997	1998
Net earnings	DM	0.45	1.00	1.98	3.45	5.52[3]
Earnings acc. to DVFA/SG[4]	DM	0.95	2.20	5.50	8.15	9.50[3]
Cash flow	DM	35.31	31.07	32.34	30.84	41.35[3]
Stockholders' equity	DM	42.54	36.91	36.50	35.24	44.94[2]
Price/earnings ratio acc. to DVFA/SG[4]	Factor	44.8	21.9	11.6	12.3	14.2
Price/cash flow ratio	Factor	1.2	1.5	2.0	3.3	3.3
Dividend return	%	1.0	1.8	2.0	1.7	1.6

Development of the share price[1]		1994	1995	1996	1997	1998
Ordinary share						
Closing	DM	42.55	48.10	63.75	100.50	134.80
High	DM	54.80	48.57	63.75	148.40	197.90
Low	DM	40.40	33.55	48.02	63.23	96.50
Preferred share						
Closing	DM	34.05	34.78	49.10	77.10	83.00
High	DM	43.80	35.42	49.35	110.60	139.50
Low	DM	32.40	26.55	34.68	48.60	62.30
Stock market valuation on 31.12.	billion DM	13.7	15.6	22.0	38.6	50.8

Sales turnover on German stock markets		1994	1995	1996	1997	1998
Turnover in VW ordinary shares	billion DM	111.4	81.1	110.2	192.3	231.6
Turnover in DAX quoted shares	billion DM	1,572.1	1,349.0	1,889.5	2,740.0	3,949.0
Volkswagen portion	%	7.1	6.0	5.8	7.0	5.9

[1] Previous years adjusted at a ratio of 1:10 as a result of the conversion to no-nominal-value shares.
[2] Including the 494,600 new shares issued to employees which do not carry dividend rights until January 1, 1999 and the 10,314,530 new shares issued in connection with the exercise of option rights.
[3] Based on the capital stock carrying dividend rights for 1998.
[4] German Association for Financial Analysis and Investment Consultancy/Schmalenbach Society.

High level of participation in employee share programme

Our employees were again issued with shares in the Company in the past year. The subscription period ran from October 19 to November 11, 1998. A total of 54.8 (15.9) % of employees entitled to acquire stock did so, resulting in the issue of 494,600 new preferred shares. This substantial increase was mainly due to the financial gains of the preceding employee share programmes and to the lower issue price (33.00 DM per share) resulting from the stock conversion to no-nominal-value shares. As a result of the healthy level of participation the subscribed capital increased by 2.5 million DM; a further 30.2 million DM was transferred to the capital reserves.

DVFA-based earnings

The earnings per no-nominal-value share under the terms of commercial law were again improved in the past fiscal year; they totalled 5.52 (3.45) DM. Earnings according to the DVFA/SG (German Association for Financial Analysis and Investment Consultancy/ Schmalenbach Society), which express the net earnings adjusted by special effects and thus represent a profitability figure suitable for period and inter-company comparison, were 3.9 (3.2) billion DM. Earnings per share rose by 16.6 % to 9.50 DM. DVFA-based earnings also rose as a result of the inclusion of the depreciation on the corporate goodwill of Rolls-Royce/Bentley.

Active interest rate and currency management at Volkswagen

Interest rate and foreign exchange risks were again hedged by the deployment of derivative financial instruments in the past fiscal year. The sole basis for concluding deals is the underlying commercial transaction. Forward foreign exchange transactions and currency options serve to hedge against exchange rate losses in respect of future sales and material purchases in foreign currencies.

The "Minimum requirements for the execution of transactions by financial services organizations" issued by the German Federal Banking Supervisory Office (Bundesaufsichtsamt für das Kreditwesen), to which Volkswagen voluntarily adheres, and the associated optimization of internal controls and securing of work processes continue to enjoy priority. The implementation of a unified-platform computer system begun in 1997 was continued in 1998, and will be concluded shortly. In addition to computer-aided handling of foreign exchange, money and capital market transactions, one of the key points of focus in introducing the system was on optimized risk analysis.

The forward foreign exchange and option transactions are valued on an imparity basis. The agreed exchange rates are compared against the market rates on the balance-sheet date. A negative difference in valuation is booked as a provision or value adjustment; book profits on valuations are not taken.

At the year-end, the nominal values of the derivative financial instruments used were as follows:

million DM	31.12.1998	31.12.1997
Forward foreign exchange transactions	9,326	12,447
Interest swaps and combined interest/currency swaps	20,758	16,289
Interest/currency options	2,412	3,771
Other forward transactions	200	-
Total	**32,696**	**32,507**

The past fiscal year was marked by a number of global economic and political crises. Against this uncertain background, the German Mark strengthened consistently in the second quarter of 1998 against the currencies of the countries not joining the Euro. At the low point of the collapses on the stock and foreign exchange markets, global investors utilized "Euroland" as a safe haven for their investments. As early as May 1998 the governments and central banks set the bilateral exchange rates between the participating currencies to take effect from January 1, 1999. This decision was a major factor in stabilizing exchange rates in dealings with our volume markets such as Italy, France and Spain. The necessity to hedge against currency risk in dealings with those countries was eliminated.

Changeover to the Euro within the Volkswagen Group

In order to guarantee the changeover to the new single currency, the Euro – as scheduled by the Treaty of Maastricht – a Group Euro Project was initiated as early as 1996. The project now integrates over 250 of our companies. Of those, many have their own Euro teams responsible for planning and implementing the necessary changeover activities as well as for employee communications – making sure all employees are made aware of and familiar with the Euro.

With effect from January 1, 1999 the Euro was introduced as the transaction currency alongside the existing national currencies. The Volkswagen Group has since been offering its customers and trading partners the option of contracting their business in Euros. The changeover of the official in-house currency to the Euro will be in stages. Each Group company affected can choose the most favourable internal changeover date for its purposes, in consultation with the Group Euro Team. Even though some functions, such as Procurement and Treasury, are progressively switching to Euro operations starting in 1999, VOLKSWAGEN AG will not be adopting the Euro as its official in-house currency until January 1, 2001. This changeover schedule meets legal requirements and is a comparatively cost-effective option, involving out-of-pocket expenses of around 51.5 million €. It also offers us the greatest degree of flexibility.

Stockholder-oriented key figures[1]

	1994	1995	1996	1997	1998
Fixed asset utilization (%)	25.2	21.7	21.8	22.2	21.5
Inventory turnover rate	8.7	9.4	9.7	10.5	10.3
Equity ratio (%)					
Automotive	20.8	19.3	20.5	20.8	23.1
Financial Services	6.9	7.0	7.0	7.8	6.0
Group	17.6	15.1	14.1	14.1	16.0
Cash flow as % of capital investments[2]	160.3	119.1	88.3	82.9	94.5
Cash flow as % of sales[2]	11.9	9.7	7.9	7.3	9.2
Capital investments as % of sales[2]	7.4	8.1	9.0	8.8	9.7
Total indebtedness (years)[3]	2.8	3.4	3.7	3.9	3.3
Return on sales before tax (%)	0.6	1.3	2.0	3.4	4.7
Return on sales after tax (%)	0.2	0.4	0.7	1.2	1.7
Return on equity after tax (%)	1.0	2.5	5.2	9.8	13.6

[1] Additional key figures are presented in the 10-year overview on page 96 ff.
[2] Automotive sector
[3] Effective indebtedness (outside borrowings minus liquid funds, securities classified as current assets and short-term receivables and loans given) in relation to cash flow.

Refinancing concept within the Group

The expansion of the Financial Services Division was financed in part on the international money and capital markets, as well as through intra-Group loans. As a result of the substantial increase in customer deposits attained by Volkswagen Bank GmbH, the refinancing operation was able to be further restructured. The Commercial Paper programme already well established within the Group and the Multi-Currency Euro Medium-Term Notes (EMTN) programme issued by Volkswagen Financial Services AG in 1996 further contributed to the diversification of refinancing operations.

In view of the convergence of foreign exchange, money and capital markets in the course of European Monetary Union, the issue of a "Multi-Issuer EURO Commercial Paper" programme totalling 2.5 billion € is being prepared for the Volkswagen Group as a replacement for the existing pan-european CP programme. In this new programme, various companies representing the Automotive and Financial Services divisions are the issuers.

To the extent allowed by German banking law, Volkswagen Bank GmbH took up additional supplementary capital. This provided a further strengthening of the equity base of the consolidated group formed under the terms of German banking supervisory law by Volkswagen Financial Services AG and its subsidiaries.

The financial statements of VOLKSWAGEN AG will be published in the Bundesanzeiger and submitted to the Register of Companies at the Wolfsburg District Court. Copies of the financial statements are available free of charge from VOLKSWAGEN AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, D-38436 Wolfsburg, Germany.

Balance Sheet of the Volkswagen Group, December 31, 1998 – million DM –

			Note		Dec. 31, 1998		Dec. 31, 1997
Assets							
Fixed assets			(1)				
Intangible assets					190		111
Tangible assets					25,270		22,594
Financial assets					6,611		4,006
Leasing and rental assets					13,824		12,804
					45,895		**39,515**
Current assets							
Inventories			(2)		13,078		10,827
Receivables and other assets			(3)		43,344		34,615
Securities			(4)		3,244		3,880
Cash on hand, deposits at German Federal Bank and cash in banks					11,668		12,613
					71,334		**61,935**
Prepaid and deferred charges			(5)		**124**		**186**
Balance-sheet total					**117,353**		**101,636**
Stockholders' equity and liabilities							
Stockholders' equity							
Subscribed capital of VOLKSWAGEN AG			(6)	2,086		2,032	
Ordinary shares		1,560					
Non-voting preferred shares		526					
Potential capital	238						
Uncalled outstanding capital contributions						–113	
Called-up capital					2,086		1,919
Capital reserve			(7)		8,360		5,186
Revenue reserves			(8)		6,775		5,235
Net earnings available for distribution					625		487
Minority interests					350		323
					18,196		**13,150**
Special items			(9)		**549**		**1,170**
Provisions			(10)		**40,435**		**37,423**
Liabilities			(11)		**55,206**		**46,983**
Deferred income			(12)		**2,967**		**2,910**
Balance-sheet total					**117,353**		**101,636**

Statement of Earnings of the Volkswagen Group for the fiscal year ended December 31, 1998 – million DM –

	Note	1998	1997
Sales	(13)	**134,243**	**113,245**
Cost of sales		117,568	100,926
Gross profit		**+ 16,675**	**+ 12,319**
Selling and distribution expenses		10,786	9,027
General administration expenses		3,108	2,782
Other operating income	(14)	6,933	6,624*
Other operating expenses	(15)	5,283	5,374*
Results from participations	(16)	+ 222	+ 572*
Interest results	(17)	+ 1,651	+ 1,543*
Write-down of financial assets		17	29*
Results from ordinary business activities		**+ 6,287**	**+ 3,846**
Taxes on income		4,044	2,485
Net earnings	(18)	**+ 2,243**	**+ 1,361**

* Adjusted according to the change of presentation in the fiscal year.

Development of Fixed Assets of the Volkswagen Group – million DM –

	Gross book values					
	Acquisition or manu-facturing cost Jan. 1, 1998	Amounts brought forward in respect of companies consolidated for the first time	Additions	Transfers	Disposals	Acquisition or manufac-turing cost Dec. 31, 1998
Intangible Assets						
Concessions, industrial and similar rights and licences in such rights	742	0	84	60	452	434
Goodwill	–	–	1,217	–	–	1,217
Payments on account	40	0	22	– 40	0	22
	782	**0**	**1,323**	**20**	**452**	**1,673**
Tangible Assets						
Land, land rights and buildings incl. buildings on land owned by others	18,285	62	657	375	143	19,236
Technical equipment and machinery	28,832	567	2,004	794	772	31,425
Other equipment and factory and office equipment	29,445	61	3,682	1,116	1,113	33,191
Payments on account and construction in progress	2,876	–	3,191	– 2,305	119	3,643
	79,438	**690**	**9,534**	**– 20**	**2,147**	**87,495**
Financial Assets						
Holdings in affiliated companies	153	2	483	–	4	634
Loans to affiliated companies	20	–	12	–	4	28
Holdings in associated companies	2,414	–	151	–	53	2,512
Participations	126	–	6	–	–	132
Loans to associated companies and companies linked through participation	0	–	–	–	0	0
Long-term financial investments	1,592	–	2,024	–	1	3,615
Other loans	503	–	70	–	111[1)]	462
Other financial assets	101	–	13	–	45	69
	4,909	**2**	**2,759**	**–**	**218**	**7,452**
	85,129	**692**	**13,616**	**–**	**2,817**	**96,620**
Leasing and Rental Assets	**21,217**	**11**	**10,384**	**–**	**8,568[2)]**	**23,044**

[1)] Including exchange rate differences in the amount of 5 million DM.
[2)] Including exchange rate differences in the amount of 481 million DM.
[3)] Including exchange rate differences in the amount of –150 million DM.

Value Adjustments

Accumulated depreciation Jan. 1, 1998	Amounts brought forward in respect of companies consolidated for the first time	Depreciation current year	Transfers	Disposals	Write-ups	Accumulated depreciation Dec. 31, 1998	Book values Dec. 31, 1998	Book values Dec. 31, 1997
633	0	69	38	452	–	288	146	109
–	–	1,195	–	–	–	1,195	22	–
38	–	–	– 38	0	–	–	22	2
671	**0**	**1,264**	**0**	**452**	**–**	**1,483**	**190**	**111**
9,681	20	798	14	90	58	10,365	8,871	8,604
24,119	337	2,636	– 285	718	–	26,089	5,336	4,713
22,960	37	3,420	271	1,001	0	25,687	7,504	6,485
84	–	0	0	–	–	84	3,559	2,792
56,844	**394**	**6,854**	**0**	**1,809**	**58**	**62,225**	**25,270**	**22,594**
5	–	0	–	3	0	2	632	148
–	–	–	–	–	–	–	28	20
640	–	45	–	–	106	579	1,933	1,774
112	–	–	–	–	0	112	20	14
0	–	–	–	–	0	0	0	0
32	–	2	–	–	–	34	3,581	1,560
78	–	16	–	5	11	78	384	425
36	–	–	–	–	–	36	33	65
903	**–**	**63**	**–**	**8**	**117**	**841**	**6,611**	**4,006**
58,418	**394**	**8,181**	**–**	**2,269**	**175**	**64,549**	**32,071**	**26,711**
8,413	**4**	**5,430**	**–**	**4,627[3)]**	**–**	**9,220**	**13,824**	**12,804**
							45,895	**39,515**

Development of short-term liquidity

million DM	Volkswagen Group 1998	Volkswagen Group 1997	Finacial Services 1998	Finacial Services 1997
Net earnings	+ 2,243	+ 1,361	– 71	+ 411
Depreciation and write-up of fixed assets	+ 7,996	+ 5,987	+ 48	+ 15
Depreciation and write-up of leasing and rental assets	+ 5,430	+ 4,982	+ 5,219	+ 4,771
Change in medium and long-term provisions	+ 1,946	+ 473	+ 86	– 142
Other expenses and income not affecting payments	– 811	– 622	+ 45	+ 20
Cash flow	**+ 16,804**	**+ 12,181**	**+ 5,327**	**+ 5,075**
Change in short-term provisions	+ 1,069	+ 922	– 303	+ 330
Change in inventories and trade receivables	– 10,949	– 3,798	– 6,446	– 4,070
Change in liabilities (excluding credit liabilities)	+ 2,142	+ 1,754	+ 213	– 309
Other internal financing	**– 7,738**	**– 1,122**	**– 6,536**	**– 4,049**
Total internal financing	**+ 9,066**	**+ 11,059**	**– 1,209**	**+ 1,026**
Disposals of fixed assets and leasing and rental assets	+ 4,487	+ 2,613	+ 3,956	+ 2,562
Additions to tangible fixed assets*	– 11,152	– 8,222	– 139	– 69
Additions to financial assets**	– 511	– 365	– 37	– 10
Additions to leasing and rental assets	– 10,391	– 7,734	– 10,391	– 7,734
Capital investments	**– 17,567**	**– 13,708**	**– 6,611**	**– 5,251**
Net cash flow	**– 8,501**	**– 2,649**	**– 7,820**	**– 4,225**
Inpayments in respect of capital increases	+ 3,340	+ 335	+ 25	+ 51
Outpayments to stockholders (dividends)	– 491	– 325	– 143	– 46
Other equity changes	– 45	– 156	– 97	+ 163
Change in financial liabilities	+ 6,137	+ 2,916	+ 7,862	+ 4,414
Inflow/outflow of funds in respect of financing operations	**+ 8,941**	**+ 2,770**	**+ 7,647**	**+ 4,582**
Change in gross liquidity	**+ 440**	**+ 121**	**– 173**	**+ 357**
Gross liquidity at start of period	**+ 18,053**	**+ 17,932**	**+ 729**	**+ 372**
Gross liquidity at end of period	**+ 18,493**	**+ 18,053**	**+ 556**	**+ 729**
Liquid funds	+ 11,668	+ 12,613	+ 384	+ 527
Securities	+ 3,244	+ 3,880	+ 172	+ 202
Long-term financial investments	+ 3,581	+ 1,560	–	–
Total third-party borrowings	**– 39,128**	**– 32,990**	**– 39,355**	**– 31,494**
Net liquidity	**– 20,635**	**– 14,937**	**– 38,799**	**– 30,765**

* Including intangible assets.
** Excluding some of the long-term financial investments and excluding equity valuation of the companies not fully consolidated into the Group financial statements.

Notes on the Financial Statements of the Volkswagen Group for the Fiscal Year Ended December 31, 1998

Financial statements in accordance with commercial law

The consolidated financial statements of the Volkswagen Group have been prepared in accordance with the provisions of the German Commercial Code, with due regard to the provisions of the Corporation Act.

In order to improve clarity, we have combined certain items in the balance sheet and statement of earnings. These items are shown separately in the notes on the financial statements. In the interest of improved international comparability, the statement of earnings has been prepared according to the cost of sales method.

Scope of consolidation

The fully consolidated Group companies comprise all companies in which VOLKSWAGEN AG has a direct or indirect interest of over 50 % or which are under unified management control of the parent company. Apart from VOLKSWAGEN AG, this involves 27 German Group companies and 83 foreign Group companies.

On July 3, 1998 a contract was signed between VOLKSWAGEN AG and Vickers P.L.C. relating to the acquisition of that company's shares in Rolls-Royce Motors Holdings Limited, Crewe, and its 17 subsidiary companies. The shares are now held by subsidiaries of Volkswagen Beteiligungs-Gesellschaft mbH in Great Britain and the USA. With effect from July 4, 1998 four companies of the Rolls-Royce Group were fully consolidated into the Volkswagen Group, one was consolidated on the basis of the proportionate stockholders' equity, and the remaining 13 companies at acquisition cost.

In the year under review shares in a further five affiliates previously held by VOLKSWAGEN AG were transferred to Volkswagen Beteiligungs-Gesellschaft mbH.

With effect from January 1, 1998 Volkswagen Sachsen GmbH was merged into Sächsische Automobilbau GmbH, which was subsequently renamed Volkswagen Sachsen GmbH.

Two newly established distribution companies, three financial services companies and two affiliates previously valued on the basis of the proportionate stockholders' equity, all outside Germany, are consolidated for the first time owing to their volume of business.

One previously fully consolidated company in Germany and three abroad are now entered at acquisition cost, since they conduct little business. One previously consolidated company outside Germany has been omitted from the scope of consolidation as a result of sale, and a further one as a result of liquidation.

The changes in the scope of consolidation result in no substantial changes to the asset, financial and earnings positions of the Volkswagen Group.

Furthermore, the scope of affiliates consolidated in the Volkswagen Group on the basis of the proportionate stockholders' equity has changed as a result of the inclusion of a previously non-consolidated company and by the merger of a subsidiary with a fully consolidated company. Accordingly, seven domestic and three foreign affiliates are now valued on the basis of the proportionate stockholders' equity.

20 German and 51 foreign subsidiaries are not consolidated. The companies in question are subsidiaries which are omitted under the provisions of Section 296 subsection 1, no. 2, and subsection 2 of the German Commercial Code.

Seven joint ventures in Germany and 34 abroad are included in the consolidated financial statements on the basis of the proportionate stockholders' equity. A further 11 joint ventures are valued at acquisition cost.

28 German and nine foreign companies in which participations are held and on which VOLKSWAGEN AG or other Group companies exert a significant influence are included in the consolidated financial statements as associated companies.

A list detailing all interests held by the Volkswagen Group is deposited in the Wolfsburg register of companies under HRB 215. It can also be obtained direct from VOLKSWAGEN AG*.

* The full address is given on page 100.

Consolidation principles

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are shown in accordance with the uniform accounting and valuation methods used within the Volkswagen Group. In the case of the associated companies, their own accounts and valuations are used as the basis for determining the proportionate stockholders' equity, except in cases where the figures for foreign Group companies have to be adjusted to bring them into line with German accounting regulations.

Capital consolidation for the companies included in the consolidated financial statements for the first time and determination of figures for associated companies are carried out at the time of acquisition on the basis of the revaluation method.

Differences arising from the acquisition of shares in consolidated and associated companies are capitalized and written off over five years.

Receivables, liabilities, expenses and income arising between the individual consolidated companies are eliminated. Group inventories are adjusted to eliminate intra-Group profits and losses. Interim balances on intra-Group sales of tangible fixed assets are not eliminated, as they are undertaken at market terms.

Consolidation operations affecting results are subject to apportionment of deferred taxes. Deferred tax liabilities in connection with consolidation operations are set off against the assets-side balance of deferred taxes from the individual companies' financial statements, although these last-mentioned deferred taxes are not shown in the balance sheets.

The methods of consolidation applied in the previous year were retained.

Translation of currencies

For the purpose of the consolidated financial statements, additions to tangible assets in the individual financial statements of foreign companies and the amounts brought forward in respect of companies consolidated for the first time are translated at the average rates for the months of acquisition. Depreciation and disposals are translated at middle rates weighted in line with the monthly additions (historical rates).

With the exception of loans, financial assets are translated at the rates applying on the date of acquisition and are carried forward on that historical basis. Loans are translated at the middle rate for the balance-sheet date.

Short-term leasing and rental assets, together with the related liabilities, are translated at the middle rate for the balance-sheet date.

In order to secure our foreign currency cash flows – principally from expected future sales, material purchases and credit transactions – against exchange rate and interest rate fluctuations, derivative financial instruments including forward foreign exchange and option transactions as well as interest rate transactions such as caps and forward rate agreements are deployed, mainly on a centralized basis by VOLKSWAGEN AG.

These transactions are valued on a strict imparity basis. Assets or liabilities backed by combined interest/currency swaps (cross currency interest swaps) and forward foreign exchange transactions are translated at contractually agreed rates.

The other assets and liabilities are translated at the middle rate for the balance-sheet date.

The change in currency translation differences which results from the exchange rate development in the current year is treated as having an effect on the result. No provision was made for exchange rate profits, as no expenses arising from currency translation are expected in the foreseeable future.

Average monthly rates are used for the most part in the statement of earnings. However, write-downs of financial assets are taken over on a historical basis. The depreciation of tangible assets which is included in cost of sales, selling and distribution expenses and general administration expenses is likewise translated at historical rates. The net earnings/losses of foreign subsidiaries are determined by translating the relevant amounts in local currency at the rate applying on the balance-sheet date, taking into account the balance-sheet currency translation affecting results.

Accounting and valuation principles

The accounting and valuation methods used in the previous year have been retained, apart from the changes cited.

Intangible assets are shown at acquisition cost and written down over three years as regular straight-line depreciation. In contrast, newly acquired goodwill is written off over five years, starting in the year of acquisition. Notwithstanding that principle, we have written off the goodwill arising from the acquisition of Rolls-Royce Motors Holdings Limited, in the amount of 1,191 million DM, in the year of acquisition.

Tangible assets and **leasing and rental assets** are valued at acquisition or manufacturing cost minus depreciation. Investment subsidies are always deducted. Manufacturing cost is determined on the basis of the directly attributable cost of materials and labour cost as well as proportionate material overheads and production overheads including depreciation. *Administration expenses are not taken into account.*

The regular depreciation is based mainly on the following useful lives:
Buildings 25–50 years
Buildings and site utilities 10–18 years
Technical equipment and machinery 5–8 years
Power generators 14 years
Factory and office equipment including special tools, jigs and fixtures 3–8 years

To the extent permissible for tax purposes, the Volkswagen Group charges regular depreciation on movable assets using the declining-balance method with a scheduled changeover to the straight-line method at a later date, taking account of multi-shift operation. The straight-line method is applied to assets on which special depreciation is charged.

For the purposes of simplification, depreciation on additions to movable assets in Germany during the first half of the year is based on the full annual rate and depreciation on additions during the second half of the year is based on half the annual rate. Low-value assets are fully depreciated and written off in the year of acquisition. The additions of special tools are depreciated according to the declining-balance method as from date of completion, with a scheduled changeover to the straight-line method at a later date.

Differences between the values required under commercial law and those permitted under tax law are shown on the stockholders' equity and liabilities side of the balance sheet under the special items with an equity portion.

Holdings in affiliated and associated companies – if not valued on the basis of the equity method – and other **participations** are shown at acquisition cost or the lower applicable value.

Long-term financial investments are shown at acquisition cost or at the lower applicable value, or at the retained lower market price from the balance-sheet date of the previous year.

Interest-free and low-interest-bearing **loans** are stated at cash value; interest-bearing loans at the nominal value.

Within **inventories**, raw materials and supplies as well as merchandise are valued at average acquisition cost or the lower replacement cost.

Work in progress and finished goods are stated at the minimum applicable value allowed by commercial law; that is to say, direct materials and labour minus value adjustments.

Provision is made for all discernible storage and inventory risks by way of adequate value adjustments.

Receivables and other assets are stated at the nominal amount. Provision is made for discernible individual risks and general credit risks by way of appropriate value adjustments. In contrast to the principle applied in the financial statements of VOLKSWAGEN AG, receivables in foreign currencies are valued at the middle rates applying on the balance-sheet date or the rates agreed in respect of these receivables.

Acquired foreign exchange and interest option rights are stated at acquisition cost or at lower market values up to their due date. **Securities** classified as current assets are stated at acquisition cost or at the lower applicable value on the balance-sheet date, unless the retention of lower values from previous years is permissible.

Provisions for pensions and similar obligations are based on actuarial computation and the going-value method in accordance with Section 6a of the Income Tax Act for German companies, and on comparable principles for foreign companies.

In order to establish more effective provision for the future financial burden arising from pension payments, an interest rate of 5 % – in contrast to the principle applied in the financial statements of VOLKSWAGEN AG – is applied. Full account is taken of the biometric changes resulting from the new 1998 guide tables for Germany. Provisions for long-service gratuities in Germany are discounted at 5.5 %, taking account of regulations governing accounting and valuation for tax purposes and already utilizing the new graduated life tables.

The **provisions** for warranty obligations are based on historical and estimated loss in relation to vehicles sold.

Allowance is made, on the basis of reasonable commercial judgement, for discernible risks and uncertain liabilities by way of adequate allocations to provisions.

For the valuation of forward foreign exchange transactions, the agreed rate for the transaction is compared against the corresponding forward rate on the same due date as of the balance-sheet date. Provision is made for any unrealized losses arising therefrom. Positive differences (book profits) are not taken into account. Profits and losses are not set off.

We have realized the profits or losses arising from forward foreign exchange transactions with due dates after December 31, 1998 which are denominated in currencies participating in the Euro, as after publication of the official exchange rates on December 31, 1998 there is no longer any uncertainty as to the development of the rates.

To determine possible risks arising from forward rate agreements (interest rate hedging transactions), the contractually stipulated interest rate is compared against the agreed market reference rate (e.g. LIBOR) at the balance-sheet date. Provision is made for the cost to us of any compensation obligations deriving therefrom. Any claims for compensation in our favour are not entered.

Liabilities are shown at the amount at which they must be repaid or the amount required for fulfillment of the obligation in question. In contrast to the principle applied in the financial statements of VOLKSWAGEN AG, liabilities in foreign currencies are valued at the middle rates applying on the balance-sheet date or the rates agreed in respect of these liabilities.

The figures given for **contingent liabilities** correspond to the extent of the liability.

In the statement of earnings, expenses are allocated to the fields of production, selling/distribution and general administration on the basis of cost-accounting rules.

Cost of sales comprises all expenses relating to production and material procurement, all expenses relating to merchandise, research and development costs and expenses in connection with warranties and product liability. The difference between full cost and the lower limit for tax balance sheet entry in valuation of inventories is also stated here.

Selling and distribution expenses comprise labour cost and cost of materials for our selling and distribution departments as well as costs in connection with freight, advertising, sales promotion, market research and service.

General administration expenses comprise the labour cost and cost of materials for the administration departments.

Other taxes totalling 318 million DM (1997: 406 million DM) are allocated to the individual functional areas.

In order to clarify the statement of earnings, the "Other operating income" and "Other operating expenses" items, which in commercial terms are attributable to "Income from participations" or "Interest results", have been restructured and allocated to new items. The previous year's figures have been adjusted.

(1) Fixed assets

The book value of the Volkswagen Group's fixed assets, totalling 45,895 million DM, comprises intangible, tangible, financial and leasing and rental assets.

Additions to fixed assets were as follows:

million DM	1998	1997
Intangible assets	1,323	76
Tangible assets	9,829	8,147
Financial assets	2,761	1,620
	13,913	**9,843**
Leasing and rental assets	10,391	7,734
	24,304	**17,577**

The additions to fixed assets also include the amounts brought forward in respect of companies consolidated for the first time.

Increases in value of associated companies valued on the basis of the proportionate stockholders' equity are shown in the Additions column.

Extraordinary depreciation was charged as follows:

million DM	1998	1997
Intangible assets	1,191	–
Tangible assets	68	19
Holdings in affiliated and associated companies and other participations	45	63
Long-term financial investments and loans	19	32
	1,323	**114**

Extraordinary depreciation on tangible assets was charged for the most part on decommissioned production facilities. In the case of financial assets, the lasting depletion of the proportionate net worth of two joint venture companies was the principal factor necessitating full write-off of the book values of the relevant holdings.

(2) Inventories

million DM	Dec. 31, 1998	Dec. 31, 1997
Raw materials and supplies	3,148	2,485
Work in progress	2,152	2,111
Finished goods and merchandise	7,695	6,217
Payments on account	83	14
	13,078	**10,827**

(3) Receivables and other assets

million DM	Dec. 31, 1998	Dec. 31, 1997
Trade receivables	6,695	5,191
– of which amounts due in more than one year	(0)	(3)
Receivables from affiliated companies	442	476
– of which trade receivables	(203)	(287)
– of which amounts due in more than one year	(40)	(45)
Receivables from companies in which participations are held	304	329
– of which trade receivables	(162)	(161)
– of which amounts due in more than one year	(–)	(–)
Other assets	35,903	28,619
– of which amounts due in more than one year	(15,263)	(11,305)
	43,344	**34,615**

Significant items of "Other assets" are the receivables relating to financing and leasing operations.

(4) Securities

million DM	Dec. 31, 1998	Dec. 31, 1997
Treasury stock	5	5
Other securities	3,239	3,875
	3,244	**3,880**

VOLKSWAGEN AG holds treasury stock in the form of 764,689 shares. Of the no-nominal-value shares, 764,670 are ordinary shares and 19 preferred shares, with a total nominal value of 3,823,445 DM; this corresponds to 0.2 % of the subscribed capital. The ordinary shares were acquired in 1971 in connection with a conversion offer to Audi stockholders on the occasion of a capital increase. The preferred shares represent the residual stock in connection with the issue of 494,600 shares with a total nominal value of 2,473,000 DM (= 0.1 % of the subscribed capital) – to employees in December 1998. The issue price was 66.00 DM per share. The selling price for 489,721 shares to employees was fixed at 33.00 DM per share, the difference being debited to the result for the year. A further 4,860 shares have been issued to employees of subsidiaries at the original issue price.

The nine preferred shares held at December 31, 1997 stemming from the capital increase in 1997, with a nominal value of 50.00 DM each, were sold on the stock market. At an average price of 950.40 DM per share, the sale brought a profit, which was taken.

The reserve required by law for treasury stock exists in the amount of the relevant balance-sheet value.

"Other securities" relate primarily to readily cash-convertible capital-market papers held by various Group companies.

(5) Prepaid and deferred charges

This item comprises for the most part those amounts not yet dissolved and charged to interest expenses in respect of contra items to the transfers to the capital reserve made in connection with the issue of warrants with low-interest bonds. The amount in question here is 26 million DM (1997: 57 million DM).

(6) Subscribed capital

Pursuant to the resolution of the Annual Meeting of Stockholders on June 4, 1998, the structure of the share capital of VOLKSWAGEN AG was changed such that each share with a nominal value of 50.00 DM was replaced by 10 no-nominal-value shares. Voting rights were adjusted accordingly. The shares are made out in the name of the bearer.

Following the capital increases effected in the fiscal year – utilizing part of the existing potential capital stock and authorized capital stock – through the issue to employees of 494,600 no-nominal-value preferred shares with a total value of 2,473,000.00 DM, and through the issue of 7,359,530 no-nominal-value preferred shares with a total value of 36,797,650.00 DM, and of 2,955,000 no-nominal-value ordinary shares with a total value of 14,775,000.00 DM through the exercising of options, the subscribed capital now amounts to 2,086 million DM. The uncalled capital as of December 31, 1997 was called up and paid up in full in the fiscal year.

The subscribed capital is composed of 311,916,320 no-nominal-value ordinary shares and 105,238,280 no-nominal-value non-voting preferred shares. In addition, there is an authorized capital stock of 150 million DM and a second authorized capital stock of 91 million DM – each expiring on May 31, 2000 – for the issue of preferred shares to employees.

A potential capital stock of 38 million DM can be utilized by August 1, 2001 by the holders of the warrants attaching to the option bond issued in 1986. Of the 30,000 warrants for the purchase of every ten shares, the 30,000 warrants for the purchase of every 70 shares, and the 12,000 warrants for the purchase of every 800 shares (together 12,000,000 option rights), a total of 4,426,350 option rights had been exercised by December 31, 1998. The warrants still in circulation thus entail option rights for the purchase of 7,573,650 no-nominal-value shares. There is an additional potential capital stock of 200 million DM arising from the issue of up to 40,000,000 ordinary and/or preferred shares. This potential capital increase will only be carried out to the extent that the holders of the option bonds and convertible bonds to be issued up to May 31, 2000, with a nominal value of up to 1.5 billion DM, exercise their subscription rights.

(7) Capital reserve

The capital reserve increased by 3,174 million DM as a result of allocation of the premium on the increase in subscribed capital arising, firstly, from the completion of the capital increase of 150 million DM from 1997 (2,932 million DM) and, secondly, through the exercising of options and employee shares. It comprise the premium on a total of 7,931 million DM from the capital increases and the premium on the issue of option bonds totalling 429 million DM.

No amounts were withdrawn from the capital reserve.

(8) Revenue reserves

million DM	Dec. 31, 1998	Dec. 31, 1997
Legal reserve	60	60
Reserve for treasury stock	5	5
Other revenue reserves	6,710	5,170
	6,775	**5,235**

A total of 620 million DM was transferred from the net earnings of the parent company to the "Other revenue reserves" in accordance with Section 58 subsection 2 of the German Corporation Act.

(9) Special items

million DM	Dec. 31, 1998	Dec. 31, 1997
Reserves for tax purposes	47	39
Depreciation for tax purposes	445	1,122
Fund for general banking risks	50	–
Special item for investment subsidies	7	9
	549	**1,170**

The Volkswagen Group has reserves in accordance with Section 6b of the Income Tax Act/Section 35 of the Income Tax Guidelines.

Depreciation for tax purposes comprises value adjustments in accordance with Section 3 subsection 2 of the Border Area Promotion Act, Section 6b of the Income Tax Act/Section 35 of the Income Tax Guidelines, Section 7d of the Income Tax Act, Section 14 of the Berlin Promotion Act, Section 82d of the Income Tax Directive, Section 82a of the Income Tax Directive, Section 80 of the Income Tax Directive and Section 4 of the Development Area Act.

Two foreign companies have created special items with an equity portion on the basis of corresponding regulations.

To safeguard against general banking risks, a company in Germany created a special item in accordance with Section 340g of the Commercial Code totalling 50 million DM.

The special item for investment subsidies stems from the financial statements of three foreign companies.

(10) Provisions

million DM	Dec. 31, 1998	Dec. 31, 1997
Provisions for pensions and similar obligations	15,559	14,578
Provisions in respect of taxes	3,344	2,619
Other provisions	21,532	20,226
	40,435	**37,423**
of which: short-term	15,978	14,913
medium-term	10,070	9,795
long-term	14,387	12,715

In accordance with Section 249 subsection 2 of the German Commercial Code, provisions for expenses which are non-deductible for tax purposes have once again been created in the consolidated financial statements in respect of various Group companies to make allowance for specific financial burdens which have already been occasioned, among other things in connection with model changes and ongoing restructuring measures. This adjustment of provisions resulted in a net income in the year under review. Without these measures, pre-tax earnings would have been 5 % lower (1997: 10 %).

"Other provisions" includes warranty provisions (6.7 billion DM), personnel provisions (3.9 billion DM for early retirement, long-service awards and other workforce-related costs) and provisions for selling and distribution expenses (3.1 billion DM).

(11) Liabilities

million DM	Payable within up to 1 year	Payable within over 5 yeas	Dec. 31, 1998	Dec. 31, 1997	Payable within up to 1 year
Bonds	1,071	–	2,988	4,338	1,212
– of which convertible	(384)	(–)	(735)	(1,590)	(605)
Liabilities to banks	19,007	436	25,833	21,209	15,630
Payments on account received	1,340	0	1,340	1,080	1,079
Trade payables	9,311	2	9,383	7,651	7,555
Notes payable	637	–	906	348	27
Amounts payable to affiliated companies	165	–	165	147	147
Amounts payable to companies in which participations are held	248	–	248	244	244
Other liabilities	9,386	1,606	14,343	11,966	8,833
– of which taxes	(1,137)	(260)	(1,401)	(1,129)	(1,125)
– of which in respect of social security	(615)	(0)	(615)	(578)	(577)
	41,165	**2,044**	**55,206**	**46,983**	**34,727**

The liabilities in the amount of 39,619 million DM (1997: 32,758 million DM) bear interest.

Of the liabilities shown in the consolidated balance sheet, a total of 1,007 million DM (1997: 1,260 million DM) is secured, for the most part, through charges on real estate. In the case of supply of goods, the usual retention of title exists.

(12) Deferred income

The deferred income in the amount of 2,967 million DM (1997: 2,910 million DM) mainly comprises values arising from the forfaiting of future leasing instalments.

Contingencies and commitments

million DM	Dec. 31, 1998	Dec. 31, 1997
Contingent liabilities in respect of notes	1,208	1,217
Contingent liabilities in respect of guarantees	263	222
Contingent liabilities in respect of warranties	905	753
Pledges on company assets to secure another party's liabilities	22	32
	2,398	**2,224**

The trust assets and liabilities not included in the consolidated balance sheet in respect of the savings associations and trust companies belonging to the South American subsidiaries amount to 2,148 million DM (1997: 2,994 million DM).

Other financial obligations

million DM	Dec. 31, 1998	Dec. 31, 1997
Obligations in respect of capital contributions	227	227
Annual obligations in respect of long-term leasing and rental contracts	468	691

Financial obligations totalling 227 million DM in respect of capital contributions exist in 1999 in relation to our commitments in Portugal and in Israel.

The other financial obligations in respect of leasing and rental contracts include payment obligations towards one leasing company in the form of future leasing instalments on the basis of average terms; these obligations amount to 214 million DM for 1999 and are matched by corresponding claims on customers.

Obligations towards third parties may arise from the demerger of the Autolatina companies, matched by claims on the former co-shareholder in the same amount.

The obligations in respect of capital investment projects have remained at the usual level.

(13) Sales

	million DM	1998 Share in %	million DM	1997 Share in %
Germany	46,744	34.8	39,191	34.6
Europe (excl. Germany)	55,735	41.5	44,139	39.0
North America	15,356	11.4	11,617	10.3
South America	11,103	8.3	12,152	10.7
Africa	1,567	1.2	1,731	1.5
Asia-Pacific	3,738	2.8	4,415	3.9
Total	**134,243**	**100.0**	**113,245**	**100.0**
of which:				
Volkswagen vehicles	61,663	46.0	49,399	43.6
Audi vehicles	25,256	18.8	21,401	18.9
Seat vehicles	7,000	5.2	6,164	5.4
Škoda vehicles	5,102	3.8	4,005	3.5
Commercial vehicles	9,550	7.1	9,427	8.3
Bentley vehicles	151	0.1	–	–
Rolls-Royce vehicles	99	0.1	–	–
Spares	7,808	5.8	7,527	6.6
Leasing and rental business	11,681	8.7	10,084	8.9
Other sales	5,933	4.4	5,238	4.8

(14) Other operating income

million DM	1998	1997
Other operating income	6,933	6,624
– of which income from elimination of special items with an equity portion	(687)	(294)

Apart from income from elimination of special items with an equity portion, other operating income resulted from the elimination of provisions (1.6 billion DM) and from exchange rate changes in respect of supplies and services (1.2 billion DM). Also included are income from the sale of promotional material (0.3 billion DM) and from the charging-on of warranty costs (0.2 billion DM).

(15) Other operating expenses

million DM	1998	1997
Other operating expenses	5,283	5,374
– of which transfers to special items with an equity portion	(22)	(81)
– of which transfers to the fund for general banking risks	(50)	(–)

In addition to transfers to the special items with an equity portion, other operating expenses include in particular depreciation on the goodwill resulting from the acquisition of Rolls-Royce Motors Holdings Limited (1.2 billion DM), expenses from exchange rate changes in respect of supplies and services, including valuation of our forward currency transactions on a strict imparity basis (1.1 billion DM), depreciation of current assets (0.8 billion DM) and expenses for various risks. Depreciation for tax purposes was charged in the amount of 2 million DM (1997: 73 million DM), solely in respect of fixed assets.

(16) Results from participations

million DM	1998	1997
Income from participations	288	666
– of which from affiliated companies	(29)	(14)
– of which from associated companies	(25)	(81)
– of which from valuation of holdings in associated companies	(232)	(503)
– of which other income from participations	(2)	(68)
Income from profit assumption agreements	2	1
Write-down of holdings in associated companies	44	5
Expenses from holdings in associated companies	11	79
Expenses from loss assumptions	13	11
	222	**572**

(17) Interest results

million DM	1998	1997
Income from other securities and long-term loans	223	99
Other interest and similar income	4,616	4,255
– of which from affiliated companies	(11)	(6)
Interest and similar expenses	3,188	2,811
– of which to affiliated companies	(4)	(6)
	1,651	**1,543**

(18) Net earnings

The difference between the net earnings and the net earnings available for distribution has been absorbed in the consolidated revenue reserves. The consolidated net earnings available for distribution consequently correspond to the parent company's net earnings available for distribution.

The net earnings have been influenced by expenses attributable to other fiscal years amounting to 1,149 million DM (1997: 602 million DM) and income not relating to the period under report totalling 2,061 million DM (1997: 2,131 million DM). Of the out-of-period income, 1,563 million DM relates to the elimination of provisions.

The net earnings of the Volkswagen Group have been increased as a result of tax-related measures. These mainly involve the elimination of the special item in accordance with Section 4 of the Development Area Act, and the necessary elimination of special items in accordance with Section 3 subsection 2 of the Border Area Promotion Act. Without these measures profits of the Volkswagen Group would have been 15 % less (1997: 7 %). In 1999 the scheduled liquidation of the special items will have only a minor positive effect on net earnings.

Net earnings include minority interests in profit totalling 27 million DM (1997: 25 million DM) and minority shares in losses totalling 3 million DM (1997: 3 million DM).

Total expenses for the period

million DM	1998	1997
Cost of materials		
Raw materials and supplies, purchased goods and purchased services	**84,327**	**68,184**
Labour cost		
Wages and salaries	17,080	15,707
Social insurance, pension costs and benefits	5,377	4,979
– of which in respect of pensions	(1,656)	(1,557)
	22,457	**20,686**

Segmental Reporting by Division, Brand and Region

In segmental reporting, the activities of the Volkswagen Group are broken down into the Automotive and Financial Services segments.

The Automotive segment is in turn broken down by brand into Volkswagen Passenger Cars, Volkswagen Commercial Vehicles, Audi, Seat and Škoda, as well as by region into North America, South America/Africa and Asia-Pacific. Segmental reporting therefore follows the breakdown of Group activities based on internal control and monitoring. In order to provide better transparency of the business volumes in the Asia-Pacific region, in addition to the fully consolidated Japanese companies the companies in the region consolidated only on the basis of their proportionate stockholders' equity are also included pro rata.

The Financial Services segment mainly comprises vehicle leasing as well as credit financing for customers and dealers.

	Unit sales		Production		Workforce 31.12.	
	1998	1997	1998	1997	1998	1997
Automotive	**4,747,818**	**4,250,414**	**4,822,679**	**4,290,875**	**293,905**	**276,099**
Volkswagen Passenger Cars	2,356,900	1,829,086	1,935,212	1,466,745	121,999	112,752
Volkswagen Commercial Vehicles	294,202	267,177	245,387	225,630	17,516	16,949
Audi	614,107	549,736	619,030	557,777	42,089	38,155
Seat	671,405	616,843	500,500	467,289	17,279	15,697
Škoda	403,815	372,649	403,515	357,170	21,275	19,611
North America Region	454,313*	309,803*	339,785	258,875	17,420	16,182
South America/Africa Region	591,427	738,530	546,343	718,592	36,396	40,492
Asia-Pacific Region	359,430	340,371	307,643	285,259	15,447	14,782
Consolidation/Miscellaneous	– 997,781	– 773,781	– 74,736	– 46,462	4,484	1,479
Financial Services	**–**	**–**	**–**	**–**	**4,011**	**3,793**
Consolidation	**–**	**–**	**–**	**–**	**–**	**–**
Volkswagen Group	**4,747,818**	**4,250,414**	**4,822,679**	**4,290,875**	**297,916**	**279,892**

The volume data of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor are included.
* Incl. sales of Volkswagen Financial Services Mexico.

million DM	External sales 1998	External sales 1997	Sales with other segments 1998	Sales with other segments 1997	Total sales 1998	Total sales 1997
Automotive	**122,574**	**103,172**	**181**	**104**	**122,755**	**103,276**
Volkswagen Passenger Cars	64,056	47,143	15,689	12,781	79,745	59,924
Volkswagen Commercial Vehicles	5,867	5,435	2,440	2,222	8,307	7,657
Audi	12,129	13,926	15,093	8,484	27,222	22,410
Seat	9,365	7,574	4,170	4,376	13,535	11,950
Škoda	4,426	4,116	1,688	1,041	6,114	5,157
North America Region	13,090	8,695	1,141	759	14,231	9,454
South America/Africa Region	11,594	14,144	727	325	12,321	14,469
Asia-Pacific Region (pro rata)	5,093	5,320	0	0	5,093	5,320
Consolidation/Miscellaneous	– 3,046	– 3,181	– 40,767	– 29,884	– 43,813	– 33,065
Financial Services	**11,669**	**10,073**	**6**	**16**	**11,675**[1]	**10,089**[1]
Consolidation	**–**	**–**	**– 187**	**– 120**	**– 187**	**– 120**
Volkswagen Group	**134,243**	**113,245**	**–**	**–**	**134,243**	**113,245**

million DM	Result before taxes 1998	Result before taxes 1997	Cash flow 1998	Cash flow 1997	Capital Investments based on development of short-term liquidity[2] 1998	Capital Investments based on development of short-term liquidity[2] 1997
Automotive	**5,894**	**3,755**	**11,271**	**7,554**	**11,924**	**9,113**
Volkswagen Passenger Cars	4,177	1,490	6,188	3,211	3,656	4,158
Volkswagen Commercial Vehicles	459	559	519	495	262	238
Audi	1,684	1,112	2,373	1,994	3,168	1,967
Seat	482	180	1,116	1,004	416	271[3]
Škoda	208	150	528	441	511	405
North America Region	156	12	531	305	747	855
South America/Africa Region	– 81[4]	204	502	152	1,244	743
Asia-Pacific Region (pro rata)	367	489	445	523	297	171
Consolidation/Miscellaneous	– 1,558	– 441	– 931	– 571	1,623	305
Financial Services	**383**	**951**	**5,327**	**5,075**	**10,567**[5]	**7,813**[5]
Consolidation	**10**	**– 860**	**206**	**– 448**	**– 437**	**– 605**
Volkswagen Group	**6,287**	**3,846**	**16,804**	**12,181**	**22,054**	**16,321**

[1] Excluding income from financing, only sales proceeds according to German Commercial Code.
[2] Excluding additions to securities and excluding equity valuation.
[3] Excluding contributions of Volkswagen Navarra, S.A., Arazuri, and VOLKSWAGEN FINANCE, S.A., Madrid.
[4] Including Financial Services, a break-even result is produced.
[5] Of which 10,391/7,734 million DM in leasing and rental assets.

Average number of employees during the year

	1998	1997
Performance-linked wage-earners	153,029	138,646
Time-rate wage-earners	49,574	49,714
Salaried staff	66,550	61,833
	269,153	**250,193**
Apprentices	6,430	5,939
	275,583	**256,132**
Not fully consolidated vehicle-producing holdings	18,802*	18,443
	294,385	**274,575**

* Including 26 apprentices (1997: 0).

The members of the Board of Management and the Supervisory Board, together with changes in the membership of these bodies, are listed on pages 10 and 11 of this Annual Report.

The remuneration of the members of the Board of Management for the fiscal year 1998 in respect of the Volkswagen Group totalled 15,736,111 DM.

Retired members of the Board of Management and their surviving dependants received 14,275,272 DM. Pension payments to this group of people are covered by provisions amounting to 144,565,486 DM.

The remuneration of the members of the Supervisory Board amounted to 1,746,075 DM.

Loans totalling 362,500 DM have been granted to members of the Supervisory Board (amount redeemed in 1998: 98,500 DM). The loans have an interest rate of 4 % and an agreed term of 12.5 years.

Wolfsburg, February 23, 1999

VOLKSWAGEN AKTIENGESELLSCHAFT
The Board of Management

Independent auditors' report

On conclusion of our audit, we are able to issue the following unqualified certification:

"We have audited the consolidated financial statements and the accompanying Group Management Report of VOLKSWAGEN AG, Wolfsburg, for the fiscal year ending December 31, 1998. The preparation of consolidated financial statements and a Group Management Report in accordance with German commercial law is the duty of the Board of Management of the Company. It is our duty, based on the audit conducted by us, to give an appraisal of the consolidated financial statements and the Group Management Report.

We conducted our audit of the financial statements in accordance with Section 317 of the German Commercial Code, with due regard to the accounting principles laid down by the German Institute of Auditors (IDW). These stipulate that the audit shall be planned and executed in such a way that an assessment can be made, with sufficient certainty, as to whether the consolidated financial statements and the accompanying Group Management Report are free of significant defects. As part of the audit, the financial statements and the information presented in the Management Report are verified on the basis of random checks. The audit comprises an assessment of the individual companies' financial statements included in the consolidated financial statements, of the defined scope of consolidation, of the accounting and consolidation principles applied, and of significant estimates made by the Board of Management, as well as giving an appreciation of the overall presentation of the consolidated financial statements and Group Management Report. We are of the opinion that our audit forms an adequately sound basis for our appraisal.

Our audit gave rise to no objections.

In our view, with due regard to the generally accepted accounting principles the consolidated financial statements give a true and fair view of the Group's assets, liabilities, financial position and profit or loss. The Group Management Report gives a generally accurate presentation of the position of the Group, and accurately sets out the risks of future developments."

Hanover, February 26, 1999

C&L Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Eichner	Dr. Heine
Wirtschaftsprüfer	Wirtschaftsprüfer

The Volkswagen Group in Figures

	1989	1990	1991	1992	1993
Sales (million DM)	65,352	68,061	76,315	85,403	76,586
Change on previous year in %	10	4	12	12	– 10
Domestic	23,682	26,929	36,360	39,508	34,326
Abroad	41,670	41,132	39,955	45,895	42,260
Export of domestic Group companies	27,601	28,323	28,093	33,884	26,797
Net contribution of foreign Group companies	18,256	18,242	18,809	15,412	23,104
Vehicle Sales (thousand units)[1]	2,941	3,030	3,237	3,433	2,962
Change on previous year in %	3	3	7	6	– 14
Domestic	849	945	1,264	1,211	914
Abroad	2,092	2,085	1,973	2,222	2,048
Production (thousand units)[1]	2,948	3,058	3,238	3,500	3,019
Change on previous year in %	4	4	6	8	– 14
Domestic	1,783	1,816	1,814	1,929	1,411
Abroad	1,165	1,242	1,424	1,571	1,608
Cost of Materials (million DM)	37,533	40,469	47,039	54,817	47,530
Change on previous year in %	14	8	16	17	– 13
As % of sales	57	59	62	64	62
Workforce (thousand employees)[1][2]	251	261	277	273	253
Change on previous year in %	– 1	4	6	– 1	– 7
Domestic	161	166	167	164	150
Abroad	90	95	110	109	103
Labour Cost (million DM)	16,107	17,056	18,872	20,753	18,887
Change on previous year in %	6	6	11	10	– 9
As % of sales	25	25	25	24	25
Capital Investments (million DM)[3]	5,606	5,372	9,910	9,254	4,840
Change on previous year in %	32	– 4	84	– 7	– 48
Domestic	4,477	3,016	6,311	4,853	2,675
Abroad	1,129	2,356	3,599	4,401	2,165
Additions to Leasing and Rental Assets (million DM)	4,069	4,419	4,961	6,139	5,438
Change on previous year in %	18	9	12	24	– 11
Cash Flow (million DM)	9,362	9,864	11,510	12,079	9,073
Change on previous year in %	18	5	17	5	– 25
Result after Taxes (million DM)	1,038	1,086	1,114	147	– 1,940
Dividend of VOLKSWAGEN AG (million DM)	336	369	369	66	67
Ordinary shares (million DM)	264	297	297	54	54
Preferred shares (million DM)	72	72	72	12	13

[1] The volume data of the not fully consolidated vehicle-producing holdings AUTOEUROPA, Shanghai-Volkswagen, FAW-Volkswagen and Chinchun Motor have been included as from 1995.
[2] Workforce (excluding apprentices) as average over year; as from 1995 including apprentices as average over year.
[3] Investments in intangible assets, tangible fixed assets and financial assets.

1994	1995	1996	1997	1998	
80,041	88,119	100,123	113,245	134,243	**Sales** (million DM)
5	10	14	13	19	Change on previous year in %
32,907	34,504	36,419	39,191	46,744	Domestic
47,134	53,615	63,704	74,054	87,499	Abroad
27,090	32,038	37,624	43,580	58,286	Export of domestic Group companies
26,944	30,311	36,199	42,377	44,956	Net contribution of foreign Group companies
3,108	3,607	3,994	4,250	4,748	**Vehicle Sales** (thousand units)[1]
5	x	11	6	12	Change on previous year in %
901	937	958	993	1,153	Domestic
2,207	2,670	3,036	3,257	3,595	Abroad
3,042	3,595	3,977	4,291	4,823	**Production** (thousand units)[1]
1	x	11	8	12	Change on previous year in %
1,425	1,526	1,591	1,619	1,983	Domestic
1,617	2,069	2,386	2,672	2,840	Abroad
48,230	52,166	61,536	68,184	84,327	**Cost of Materials** (million DM)
2	8	18	11	24	Change on previous year in %
60	59	61	60	63	As % of sales
238	257	261	275	294	**Workforce** (thousand employees)[1)2)]
– 6	x	1	5	7	Change on previous year in %
141	143	139	144	153	Domestic
97	114	122	131	141	Abroad
18,364	19,005	20,708	20,686	22,457	**Labour Cost** (million DM)
– 3	3	9	– 0	9	Change on previous year in %
23	22	21	18	17	As % of sales
5,651	6,863	8,742	9,843	13,913	**Capital Investments** (million DM)[3]
17	21	27	13	41	Change on previous year in %
3,899	4,053	6,098	7,048	8,778	Domestic
1,752	2,810	2,644	2,795	5,135	Abroad
5,781	7,278	7,639	7,734	10,391	**Additions to Leasing and Rental Assets** (million DM)
6	26	5	1	34	Change on previous year in %
11,797	10,400	11,088	12,181	16,804	**Cash Flow** (million DM)
30	– 12	7	10	38	Change on previous year in %
150	336	678	1,361	2,243	**Result after Taxes** (million DM)
107	207	315	483	619	**Dividend of VOLKSWAGEN AG** (million DM)
81	162	250	369	463	Ordinary shares (million DM)
26	45	65	114	156	Preferred shares (million DM)

The Volkswagen Group in Figures

	1989	1990	1991	1992	1993	1994
Balance-Sheet Structure (million DM) Dec. 31						
Assets						
Intangible assets	134	261	372	631	646	101
Tangible assets	15,493	16,826	21,126	24,050	23,067	20,429
Financial assets	1,621	1,418	2,655	2,747	1,823	2,608
Leasing and rental assets	5,561	5,834	6,293	7,393	7,517	8,234
Fixed Assets	22,809	24,339	30,446	34,821	33,053	31,372
Inventories	7,301	8,703	9,049	9,736	11,026	9,246
Receivables and other assets	14,472	15,065	19,011	21,394	22,943	24,554
Securities	2,360	2,764	2,329	1,497	1,119	2,595
Liquid funds	9,929	11,842	9,255	7,836	11,157	13,317
Current Assets	34,062	38,374	39,644	40,463	46,245	49,712
Total Assets	56,871	62,713	70,090	75,284	79,298	81,084
Stockholders' Equity and Liabilities						
Subscribed capital	1,500	1,650	1,656	1,664	1,671	1,674
Reserves of the Group	9,667	11,491	12,098	11,800	9,521	9,202
Minority interest	439	145	164	859	905	733
Net earnings available for distribution	339	374	373	71	71	111
Minority interest in result after taxes	54	33	12	68	98	1
Special items with an equity portion	2,925	2,882	3,823	3,659	3,191	2,498
Other special items[2]	12	13	19	18	23	20
Stockholders' Equity	14,936	16,588	18,145	18,139	15,480	14,239
Provisions for pensions	6,652	7,283	8,089	9,113	9,553	10,160
Provisions for taxes	2,001	1,828	2,032	1,773	1,784	1,762
Other provisions	10,454	10,680	10,161	11,323	14,575	16,476
Provisions	19,107	19,791	20,282	22,209	25,912	28,398
Liabilities payable within more than 5 years	1,934	1,840	3,813	4,557	4,289	4,426
1 to 5 years	3,289	3,339	3,900	6,222	8,707	9,271
up to 1 year	17,605	21,155	23,950	24,157	24,910	24,750
Liabilities	22,828	26,334	31,663	34,936	37,906	38,447
Outside Capital	41,935	46,125	51,945	57,145	63,818	66,845
Total Capital	56,871	62,713	70,090	75,284	79,298	81,084
Statement of Earnings (million DM) (Condensed) January-December						
Sales	65,352	68,061	76,315	85,403	76,586	80,041
Cost of sales	56,196	61,890	69,472	79,155	71,117	72,720
Selling and general administration expenses	7,151	7,308	7,599	7,977	8,278	8,786
Other operating income less other operating expenses	209	2,615	1,302	1,612	782	1,315
Financial results	773	914	1,239	719	391	611
Results from ordinary business activities	2,987	2,392	1,785	602	– 1,636	461
Taxes on income	1,949	1,306	671	455	304	311
Results after taxes	1,038	1,086	1,114	147	– 1,940	150

[1] 1997 reduced by uncalled outstanding capital contributions totalling 112.5 million DM.

[2] As from 1998 including fund for general banking risks as well as special items for investment subsidies.

1995	1996	1997	1998	Change in % 1998/97	
					Balance-Sheet Structure *(million DM) Dec. 31*
					Assets
91	120	111	190	71.8	Intangible assets
18,271	20,631	22,594	25,270	11.8	Tangible assets
3,198	3,274	4,006	6,611	65.0	Financial assets
10,297	12,118	12,804	13,824	8.0	Leasing and rental assets
31,857	36,143	39,515	45,895	16.1	**Fixed Assets**
9,392	10,368	10,827	13,078	20.8	Inventories
27,498	31,478	34,801	43,468	24.9	Receivables and other assets
2,156	3,499	3,880	3,244	– 16.4	Securities
13,174	13,080	12,613	11,668	– 7.5	Liquid funds
52,220	58,425	62,121	71,458	15.0	**Current Assets**
84,077	94,568	101,636	117,353	15.5	**Total Assets**
					Stockholders' Equity and Liabilities
1,714	1,825	1,919[1)]	2,086	8.7	Subscribed capital
8,595	9,324	10,421	15,135	45.2	Reserves of the Group
490	449	301	326	8.0	Minority interest
209	318	487	625	28.5	Net earnings available for distribution
– 18	19	22	24	11.2	Minority interest in result after taxes
1,649	1,374	1,161	492	– 57.6	Special items with an equity portion
15	11	9	57	x	Other special items[2)]
12,654	13,320	14,320	18,745	30.9	**Stockholders' Equity**
11,531	13,651	14,578	15,559	6.7	Provisions for pensions
1,902	2,188	2,619	3,344	27.7	Provisions for taxes
18,309	20,187	20,226	21,532	6.5	Other provisions
31,742	36,026	37,423	40,435	8.0	**Provisions**
2,293	1,939	2,035	2,044	0.4	Liabilities payable within more than 5 years
11,782	11,991	12,108	13,867	14.5	1 to 5 years
25,606	31,292	35,750	42,262	18.2	up to 1 year
39,681	45,222	49,893	58,173	16.5	**Liabilities**
71,423	81,248	87,316	98,608	12.9	**Outside Capital**
84,077	94,568	101,636	117,353	15.5	**Total Capital**
					Statement of Earnings (million DM) *(Condensed) January-December*
88,119	100,123	113,245	134,243	18.5	Sales
80,699	90,504	100,926	117,568	16.5	Cost of sales
9,457	10,961	11,809	13,894	17.7	Selling and general administration expenses
2,152	1,727	1,250	1,650	32.0	Other operating income less other operating expenses
998	1,587	2,086	1,856	– 11.0	Financial results
1,113	1,972	3,846	6,287	63.4	Results from ordinary business activities
777	1,294	2,485	4,044	62.7	Taxes on income
336	678	1,361	2,243	64.8	Results after taxes

Scheduled dates:

Interim Report January to March 1999:	Beginning of May
1999 Annual Meeting of Stockholders:	June 2nd
Interim Report January to June 1999:	Beginning of August
Interim Report January to September 1999:	Beginning of November
2000 Annual Meeting of Stockholders:	May 23rd

Published by:

VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
D-38436 Wolfsburg
Germany
Tel.: +49 5361 90
Fax: +49 5361 928282

The Annual Report for 1998 is published in English and German. Should you require further information on the Report, please contact the above office. The German edition of the Report will also be available from mid-April on the Internet: http://www.boersenforum.de

ISSN 0933-7504

958.809.447.20
Printed in Germany

The Annual Report is printed on 100 % non-chlorinated, acid-free paper.





Published by:
VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
D-38436 Wolfsburg
Germany
Telefon: +49 5361 90
Telefax: +49 5361 928282